Exhibit 99.1

QUARTERLY REPORT

For the quarterly period ended September 30, 2015

UCI Holdings Limited

New Zealand

(Jurisdiction of incorporation or organization)

UCI Holdings Limited

Level Nine

148 Quay Street

Auckland 1010 New Zealand

Attention: Ricardo Alvergue

1 (847) 482-4165

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Certain References

This quarterly report should be read in conjunction with our annual audited consolidated financial statements and related notes, which are included in our 2014 Annual Report on Form 20-F filed with the SEC (as defined herein) on March 4, 2015. In addition, this quarterly report should be read in conjunction with pro forma information presenting the impact of the sale of Wells (as defined herein) and the prepayment of the term loans under our Senior Secured Credit Facilities (as defined herein), which is included in our Current Report on Form 6-K filed with the SEC on July 8, 2015. In this quarterly report, unless otherwise indicated or the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “Company” refer to Holdings (as defined herein) and its consolidated subsidiaries.

Certain Definitions

In this quarterly report:

“ABL Credit Facility” refers to a senior secured asset-based revolving loans and letters of credit facility of up to a maximum aggregate principal amount of $125.0 million outstanding at any time, subject to availability under a borrowing base, which was entered into on September 30, 2015.

“aftermarket” refers to the North American light and heavy-duty vehicle replacement products market.

“Autoparts Holdings” refers to Autoparts Holdings Limited, an affiliate of Rank Group (as defined herein) and ultimately owned by our strategic owner, Mr. Graeme Hart.

“DIFM,” an acronym for “do-it-for-me,” refers to consumers who use professionals to perform the maintenance and repair work needed on their own vehicles.

“DIY,” an acronym for “do-it-yourself,” refers to consumers who themselves perform the maintenance and repair work needed on their vehicles.

“dollars”, “U.S. dollars” and “$” refer to the lawful currency of the United States.

“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

“FRAM Group” refers to the automotive consumer products business of Autoparts Holdings.

“GAAP” refers to generally accepted accounting principles in the United States.

“Holdings” refers to UCI Holdings Limited, a New Zealand limited liability company and the indirect parent of UCI International, LLC (formerly UCI International, Inc.).

“NGK” refers to NGK Spark Plug Co., Ltd.

“North America” and “North American” refer to the United States, Mexico and Canada.

“OE” refers to original equipment.

“OEM” refers to original equipment manufacturers.

“OES” refers to original equipment service providers (the service organizations connected with new car dealers).

“OEM/OES” refers to original equipment manufacturers and to original equipment service providers (the service organizations connected with new car dealers).

“Rank Group” refers to Rank Group Limited, a private company based in New Zealand and wholly-owned by Mr. Graeme Hart.

“SEC” refers to the U.S. Securities and Exchange Commission.

“Senior Notes” refers to $400.0 million aggregate principal amount of our 8.625% Senior Notes due 2019 and guarantees thereof issued on January 26, 2011.

“Senior Secured Credit Facilities” refers to (i) a $300.0 million senior secured term loan facility, or the “Senior Secured Term Loan Facility”, and (ii) a $75.0 million senior secured revolving credit facility, or the “Senior Secured Revolving Credit Facility”, each of which was entered into on January 26, 2011. The Senior Secured Credit Facilities were repaid in full, and terminated, on September 30, 2015.

The “traditional” distribution channel refers to warehouse distributors, jobber stores and professional installers.

“UCI” refers to United Components, LLC (formerly United Components, Inc.), a wholly-owned direct subsidiary of UCI International, LLC (formerly UCI International, Inc.).

“UCI International” refers to UCI International, LLC (formerly UCI International, Inc.), together with its subsidiaries.

“United States” and “U.S.” refer to the United States of America.

“Wells” refers to our vehicle electronics business which was sold to NGK on July 1, 2015.

With respect to our customers, “Advance” refers to Advance Stores Company, Inc., including stores acquired by Advance from General Parts International Inc.; “AutoZone” refers to AutoZone, Inc.; and “GM” refers to General Motors Company.

Accounting Principles

Unless otherwise indicated, the financial information in this quarterly report has been prepared on the basis of and in accordance with GAAP.

Forward-Looking Statements

This quarterly report contains forward-looking statements. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. The reader should not place undue reliance on these forward-looking statements. Although forward-looking statements reflect management’s good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements speak only as of the date the statements are made. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to:

•	volatility in and disruption to the global economic environment may materially and adversely affect our business, financial condition and results of operations;

•	the economic environment and adverse credit market conditions may significantly affect our ability to meet liquidity needs and may materially and adversely affect the financial soundness of our customers and suppliers;

•	we face competition and increasing pricing pressure in our markets and, therefore, lower-cost production and successful cost savings actions may be required to be able to compete effectively;

•	the shift in demand from premium to value brands may require us to produce value products at the expense of premium products, resulting in lower prices, thereby decreasing our net sales, reducing our margins and could result in the impairment of our indefinite-lived trademarks;

•	the introduction of new and improved products and services and the shift from domestic to foreign made vehicles poses a potential threat to the aftermarket for light vehicle parts;

•	increased crude oil and energy prices and overall economic conditions could reduce global demand for and use of automobiles, which could have an adverse effect on our profitability;

•	entering new markets and developing new products poses commercial risks;

•	our relationship with Advance, AutoZone and GM creates risks associated with concentrated net sales source;

•	our contracts with our customers are generally short-term and do not require the purchase of a minimum amount;

•	our customers deciding to source product from suppliers in low-cost countries could adversely affect our profitability;

•	the consolidation of our customers can have adverse effects on our business;

•	we could be materially adversely affected by changes or imbalances in currency exchange and other rates;

•	increases in our raw materials and component costs or the loss of a number of our suppliers could adversely affect our profitability;

•	we may be subject to work stoppages at our facilities, or our customers may be subjected to work stoppages, either of which could negatively impact the profitability of our business;

•	if we are unable to meet future capital requirements, our business may be adversely affected;

•	a decline in the financial performance of our continuing operations could impact the recoverability of our goodwill and intangible assets, and may result in the impairment of these assets;

•	it may be difficult for us to recruit and retain the types of highly skilled employees we need to remain competitive;

•	environmental, health and safety laws and governmental regulations may impose significant compliance costs and liabilities on us;

•	our intellectual property may be misappropriated or subject to claims of infringement;

•	our substantial indebtedness could adversely affect our ability to fulfill our obligations under the Senior Notes;

•	restrictive covenants in the Senior Notes and our other indebtedness could adversely affect our business by limiting our operating and strategic flexibility;

•	the outcome of legal proceedings;

•	the risks and uncertainties described under “Part I, Item 3. Key Information — Risk Factors” and “Part I, Item 5. Operating and Financial Review and Prospects” in our 2014 Annual Report on Form 20-F, filed with the SEC on March 4, 2015; and

•	risks related to other factors discussed in this quarterly report.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our public communications. You should evaluate all forward-looking statements made in this quarterly report in the context of these risks and uncertainties.

PART I — FINANCIAL INFORMATION

ITEM 1. INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim unaudited condensed consolidated financial statements as of September 30, 2015 and for the three and nine months ended September 30, 2015 and 2014, the audited condensed consolidated balance sheet as of December 31, 2014 and related notes are attached to this quarterly report beginning at page F-1 hereof and are incorporated by reference into this Item 1.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis contains forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements with respect to us. Our actual results could differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-Looking Statements” and other matters included elsewhere in this quarterly report. The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this quarterly report.

Recent Developments

Credit Facilities

On May 5, 2015, we amended our Senior Secured Credit Facilities. Under the amendment, the asset sale covenant was amended to permit asset sales so long as, after giving pro forma effect to such asset sale, our senior secured leverage ratio does not exceed 0.75 to 1.00. The amendment further requires that any net cash proceeds from such asset sales be used to prepay term loans and other pari passu debt and may not be reinvested by us. In addition, the amendment permits us to add and release wholly-owned subsidiaries as additional borrowers of the term loans. All other material terms of the Senior Secured Credit Facilities remained the same, except for certain technical amendments, including amendments to the prepayment notice related to required prepayments with asset sale or debt proceeds.

On September 30, 2015, we entered into the ABL Credit Facility, which provides for senior secured asset-based revolving loans and letters of credit of up to a maximum aggregate principal amount of $125.0 million outstanding at any time, subject to availability under a borrowing base. On September 30, 2015, we borrowed $77.0 million under the ABL Credit Facility, the proceeds of which were used to repay in full, and terminate, amounts due and outstanding under the Senior Secured Credit Facilities of $75.0 million, and to pay certain related fees and other costs of $2.0 million. In addition, $5.8 million of letters of credit were issued under the ABL Credit Facility. On October 30, 2015, we repaid $12.0 million of borrowings under the ABL Credit Facility.

Sale of Wells

In August 2014, our shareholder advised that it would be undertaking a strategic review of its ownership of our business, as part of a broader strategic review of the commonly-owned automotive aftermarkets businesses (which includes businesses operated by Autoparts Holdings).

On May 8, 2015, we announced that we had entered into an agreement to sell Wells to NGK.

On July 1, 2015, we completed the sale of Wells to NGK for proceeds of $251.4 million, subject to certain adjustments based on closing date cash, indebtedness and working capital. On July 1, 2015, we prepaid $241.6 million of term loans under our Senior Secured Term Loan Facility with net proceeds from the sale of Wells.

Our shareholder has advised that the review of its remaining businesses has concluded and we will be retaining ownership of them.

Comparatives

On May 8, 2015, we entered into a conditional agreement to sell Wells to NGK. Wells was classified as a discontinued operation from this date. Accordingly, the presentation of the unaudited condensed consolidated statements of comprehensive income (loss) has been revised as if Wells had been discontinued for the three and nine months ended September 30, 2014. In addition, the assets and liabilities related to Wells have been presented as discontinued assets and liabilities in the interim unaudited condensed consolidated balance sheet as of December 31, 2014. We have elected to not revise the interim unaudited condensed consolidated statements of cash flows to split operating, investing and financing activities between continuing and discontinued operations, but instead provide certain required cash flow information. See Note 2 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for a more detailed discussion of assets held for sale and discontinued operations.

During the three and nine months ended September 30, 2015, certain adjustments related to prior period financial statements were made in relation to current and deferred income tax expense. The correction of these items increased income tax expense and net loss from continuing operations by $3.1 million for the three and nine months ended September 30, 2015. The adjustments had no impact on cash flows. The adjustments did not have a material impact on previously issued financial statements, including quarterly periods, are not material to the financial statements for the three and nine months ended September 30, 2015, and are not expected to be material to the financial statements for the year ending December 31, 2015.

Overview

We are a leading supplier to the light and heavy-duty vehicle aftermarket for replacement parts, supplying a broad range of filtration, fuel delivery systems and cooling systems products. We believe, based on management estimates, that we maintain a leading market position in each of our three product lines, including the number one market position by revenue in our cooling systems product line in the North American light vehicle aftermarket. For the nine months ended September 30, 2015 and the year ended December 31, 2014, 71% and 72%, respectively, of our net sales, including OES channel sales, were generated from sales to a diverse group of aftermarket customers, including some of the largest and fastest growing companies in our industry. We have developed a global and low-cost manufacturing, sourcing and distribution platform and we sell into multiple sales channels, including retailers, wholesale distributors, dealers and the heavy-duty vehicle market. Our principal end-markets include light vehicles, commercial vehicles and construction, mining, agricultural, marine and other industrial equipment. We have comprehensive product lines in the aftermarket business in which we operate, offering approximately 9,300 unique part numbers.

Aftermarket sales generally are tied to the regular replacement cycle or the natural wearing cycle of a vehicle part; accordingly, we expect industry growth will be heavily influenced by the following key factors: increasing global vehicle population, aging of vehicle population, increasing vehicle miles driven and a growing heavy-duty aftermarket. Over the last several years, long-term trends have included an increase in oil change service intervals to an average of 6,000 miles due to improved vehicle and product quality and increased usage of synthetic oil, as well as a consumer shift from DIY to DIFM resulting from aggressive pricing by auto maintenance services. We have also seen a decline in the replacement rate of fuel delivery systems parts driven by improved OEM product quality and other factors. These more recent trends have adversely affected our net sales.

The following is a discussion of the key line items included in the financial statements presented below under the heading “Results of Operations.” These are the measures that management utilizes most to assess our results of operations and anticipate future trends and risks in our business.

Components of Comprehensive Income

Net Sales

Net sales, including related party sales to FRAM Group, includes the selling price of our products sold to our customers, less provisions for warranty costs, estimated sales returns, customer allowances and cash discounts. In addition, up-front costs to obtain exclusive contracts and other new business changeover costs are recorded as a reduction to sales, which is customary in our industry. Provisions for sales returns, customer allowances and warranty costs are recorded at the time of sale based upon historical experience, current trends and our expectations regarding future experience. Adjustments to such sales returns, allowances and warranty costs are made as new information becomes available.

As most of our sales are to the aftermarket, we believe that our sales are primarily driven by the number of vehicles on the road, the average age of those vehicles, the average number of miles driven per year, the mix of light trucks to passenger cars on the road and the relative strength of our sales channels. Historically, our sales have not been materially adversely affected by market cyclicality, as we believe that our aftermarket sales are less dependent on economic conditions than our sales to OEMs, due to the generally non-discretionary nature of vehicle maintenance and repair. While many vehicle maintenance and repair expenses are non-discretionary in nature, high gasoline prices and difficult economic conditions can lead to a reduction in miles driven (a key metric in measuring aftermarket performance), which then results in increased time intervals for routine maintenance and vehicle parts lasting longer before needing replacement. Over the last several years, long-term trends have included an increase in oil change service intervals to an average of 6,000 miles due to improved vehicle and product quality and increased usage of synthetic oil, as well as a consumer shift from DIY to DIFM resulting from aggressive pricing by auto maintenance services. We have also seen a decline in the replacement rate of fuel delivery systems parts driven by improved OEM product quality and other factors. These more recent trends have adversely affected our net sales.

Consumers’ driving and vehicle maintenance habits historically have been impacted by fluctuations in crude oil prices and the corresponding fluctuation in retail gasoline prices, along with general economic conditions. In the last six years, with the exception of a 2.2% decrease in 2011, increases in miles driven have been small and intermittent, reflecting the U.S. economy’s slow recovery from the global financial crisis of 2008-09. However, miles driven during the nine months ended September 30, 2015 increased 3.4% compared to the nine months ended September 30, 2014, reflecting the impact of lower crude oil prices, and thus significantly lower U.S. retail gasoline prices, as well as the continued U.S. economic recovery.

U.S. average gasoline prices have been volatile in recent years. Although U.S. average gasoline prices for the years 2012 and 2013 and for the nine months ended September 2014 were similar overall, within each of those periods gasoline prices showed significant volatility. Over this period, we saw sequential increases in six of the eleven quarters ranging from 1.0% to 8.1%, and decreases ranging from 1.5% to 7.8% in the other five quarters. The spikes in gasoline prices neared record highs in March, April and September 2012. More recently, however, due to lower crude oil prices, U.S. average gasoline prices have fallen to levels not seen since the first quarter of 2009. U.S. average gasoline prices during the three months ended September 30, 2015 decreased 25.8% compared to the three months ended September 30, 2014. U.S. average gasoline prices during the nine months ended September 30, 2015 decreased 28.8% compared to the nine months ended September 30, 2014.

Based on management estimates, we believe that we have leading market positions in our primary product lines. We have comprehensive product lines in the aftermarket business in which we operate, offering approximately 9,300 unique part numbers. This product breadth, along with our extensive manufacturing and distribution capabilities, product innovation and reputation for quality and service, makes us a leader in our industry.

We are, and have been, affected by changes in foreign currency exchange rates including Euro, Mexican peso, British pound and Chinese yuan. A strengthening of the U.S. dollar against the other currencies in which we operate means that our non-U.S. operations that buy products from our U.S. factories pay more in local currency to obtain inventory from the United States and the value in U.S. dollars of sales in those countries is reduced. Conversely, a weakening of the U.S. dollar increases the reported cost of our non-U.S. factories, but is offset by the increased value of sales in U.S. dollars of our non-U.S. units. During the nine months ended September 30, 2015, the U.S. dollar has on average strengthened against those currencies, decreasing the U.S. dollar value of sales in other countries by $9.3 million. See further discussion under “Item 3. Quantitative and Qualitative Disclosures About Market Risk – Foreign Currency Exposure.”

Total net sales to our top three customers (AutoZone, GM and Advance) were 40.8% and 42.7% of our total net sales for the nine months ended September 30, 2015 and the year ended December 31, 2014, respectively. Because of the sales concentration with these three customers, our failure to maintain favorable relationships with them could result in a significant decrease in our net sales. Even if we maintain our relationships, any changes in the economic terms of these relationships or a change in these customers’ businesses could significantly impact our business.

Cost of Sales

Cost of sales includes all costs of manufacturing required to bring a product to a ready-for-sale condition, as well as costs to warehouse and distribute products to customers. Such costs include direct and indirect materials (net of vendor considerations), direct and indirect labor costs (including pension, post-retirement and other fringe benefits), supplies, utilities, freight, depreciation, insurance and other costs. Cost of sales also includes all costs to procure, package and ship products which are purchased and resold.

At times, we have experienced increases in certain commodities costs and extended supply lead times as a result of suppliers reducing their capacity. In addition, we have experienced longer lead times and expedited freight costs due to logistics constraints in connection with shipping product from China. Continued economic recovery would likely increase the demand for many of the commodities used in our business. While we have been, and expect to continue to be, able to obtain sufficient quantities of these commodities to satisfy our needs, increased demand from current levels for these commodities could result in further cost increases and may make procurement more difficult in the future.

In addition to the potential adverse impact of increasing commodities costs, we may be adversely affected by changes in foreign currency exchange rates, primarily relating to the Euro, Mexican peso, British pound and Chinese yuan. See further discussion under “Item 3: Quantitative and Qualitative Disclosures About Market Risk – Currency Transactions.”

Generally, we attempt to mitigate the effects of cost increases and currency changes via a combination of design changes, material substitution, global resourcing efforts, other cost savings initiatives and increases in the selling prices for our products. With respect to pricing, while the terms of supplier and customer contracts and special pricing arrangements can vary, generally a time lag exists between when we incur increased costs and when we might recover a portion of the higher costs through increased pricing. This time lag typically spans a fiscal quarter or more, depending on the specific situation. We continue to pursue efforts to mitigate the effects of any cost increases; however, there are no assurances that we will be successful. To the extent that we are unsuccessful, our profit margins will be adversely affected, and even if we are successful in maintaining our gross margin dollars, our gross margin percentages will decline. Because of uncertainties regarding future commodities and energy prices, and the success of our mitigation efforts, it is difficult to estimate the impact of changes in commodities and energy costs on future operating results.

We have implemented a number of cost savings initiatives in recent years to align our cost structure with current business levels. These cost savings initiatives were ongoing in 2014 and continuing throughout 2015. Cost savings initiatives have included workforce reductions in both direct and indirect manufacturing headcounts. Tight controls over discretionary spending are a constant focus and are expected to continue. These cost savings actions have helped to offset the adverse impact of higher material costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include personnel salaries and fringe benefits (including pension, post-retirement and other fringe benefits), professional fees, insurance, provisions for doubtful accounts, rent, depreciation, marketing and advertising and information technology costs.

Critical Accounting Policies and Estimates

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what we anticipate, and different assumptions or estimates about the future could change our reported results.

We believe the following accounting policies are the most critical in that they significantly affect our financial statements, and they require our most significant estimates and complex judgments.

Revenue Recognition

We record sales, including related party sales to FRAM Group, when title has transferred to the customer, the sales price is fixed and determinable, and the collection of the related accounts receivable is reasonably assured. Our related party sales to FRAM Group are entered into on an arm’s-length basis documented by product purchase orders.

Some agreements with our customers provide for sales discounts, marketing allowances, return allowances and performance incentives. Any discount, allowance or incentive is treated as a reduction to sales, based on estimates of the criteria that give rise to the discount, allowance or incentive, such as sales volume and marketing spending. We routinely review these criteria and our estimating process and make adjustments as facts and circumstances change.

In order to obtain exclusive contracts with certain customers, we may incur up-front costs or assume the cost of returns of products sold by the previous supplier. The up-front costs are capitalized and amortized over the life of the contract as a reduction to net sales. The cost of returns of products sold by the previous supplier is recorded at the time of obtaining the business if the expected level of returns can be reasonably estimated, otherwise it is recorded as a reduction to net sales as incurred.

New business changeover costs also can include the costs related to removing a customer’s inventory of a competitor’s product and replacing it with our product, commonly referred to as a “stocklift.” Stocklift costs are recorded as a reduction to net sales as incurred.

Our customers have the right to return parts that are covered under our standard warranty within stated warranty periods. Our customers also have the right, in varying degrees, to return excess quantities of product. Credits for parts returned under warranty and parts returned because of customer excess quantities are estimated and recorded as a reduction to sales at the time of the related sales. These estimates are based on historical experience, current trends and our expectations regarding future experience. Revisions to these estimates are recorded in the period in which the facts and circumstances that give rise to the revision become known. Any significant increase or decrease in the amount of product returns above or below historical levels could have a material effect on our financial results. Our product returns accrual was $27.2 million at September 30, 2015. A hypothetical 10% increase in the product returns accrual would decrease our pre-tax earnings by $2.7 million.

The table below provides a summary reconciliation of sales to net sales for the three and nine months ended September 30, 2015 compared to the three and nine months ended September 30, 2014 (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Sales	$208.1	$217.5	$637.1	$660.0
Provision for warranty costs and sales returns	(9.5)	(6.2)	(16.0)	(29.8)
Provision for customer contractual sales deductions	(8.8)	(9.0)	(25.5)	(27.3)
New business costs and other	(0.8)	(2.3)	(3.8)	(4.3)

Net sales	$189.0	$200.0	$591.8	$598.6

Assets and Liabilities Classified as Held For Sale and Discontinued Operations

We classify assets (or disposal groups comprised of assets and liabilities) as held for sale when they are expected to be recovered primarily through sale rather than through continuing use. They are stated at the lower of carrying amount or fair value less costs to sell. Upon reclassification, we cease to depreciate or amortize non-current assets classified as held for sale.

A discontinued operation is a component of our business that represents a separate major line of business or geographical area of operation that has been disposed of or is held for sale and a strategic shift that will have a major effect on our operations and financial results. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income (loss) is revised as if the operation had been discontinued from the start of the comparative period. As part of the discontinued operations classification, we review the allocation of corporate expenses, interest expense and entity-wide goodwill and intangible assets. In addition, income taxes are calculated on a stand-alone basis for both continuing and discontinued operations.

See Note 2 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for a more detailed discussion of assets held for sale and discontinued operations.

Restructuring Charges

We recognize a liability for restructuring charges in the period in which the liability is incurred. These restructuring charges include costs for certain initiatives such as consolidation of operations or facilities, management reorganization, rationalization of non-manufacturing infrastructure, outsourcing of non-core components and asset impairments. See Note 3 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for a more detailed discussion of restructuring charges.

Inventory

We record inventory at the lower of cost or market. Cost is principally determined using standard cost, which approximates the first-in, first-out method. Estimated market value is based on assumptions for future demand and related pricing. If actual market conditions are less favorable than those projected by management, reductions in the value of inventory may be required.

Impairment of Goodwill and Identifiable Intangible Assets

Goodwill is subject to annual review unless conditions arise that require a more frequent evaluation. The review for impairment is either a qualitative assessment or a two-step process. If we choose to perform a qualitative assessment and determine that the fair value more likely than not exceeds the carrying value, no further evaluation is necessary. For the two-step process, the first step is to compare the estimated fair value of the business with the recorded net book value (including the goodwill). If the estimated fair value of the business is higher than the recorded net book value, no impairment is deemed to exist and no further testing is required. If, however, the estimated fair value of the business is below the recorded net book value, then a second step must be performed to determine the goodwill impairment required, if any. In this second step, the implied fair value of goodwill is calculated as the excess of the fair value of the business over the fair values assigned to its assets and liabilities. If the implied fair value of goodwill is less than the book value of the goodwill, the difference is recognized as an impairment loss.

We perform our annual goodwill impairment review as of December 31 each year using discounted future cash flows, unless conditions exist that would require a more frequent evaluation. The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions as to future cash flows, discount rates commensurate with the risks involved in the assets, future economic and market conditions, competition, customer relations, pricing, raw material costs, production costs, selling, general and administrative costs, and income and other taxes. Although we base cash flow forecasts on assumptions that are consistent with plans and estimates we use to manage our business, there is significant judgment in determining the cash flows.

Trademarks with indefinite lives are tested for impairment annually as of December 31, unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of these assets, projections regarding estimated discounted future cash flows and other factors are made to determine if impairment has occurred. If we conclude that there has been impairment, we will write down the carrying value of the asset to its fair value.

We also evaluate those trademarks with indefinite lives to determine whether events and circumstances continue to support the indefinite lives.

As a result of the sale of Wells, we retested the recoverable amount of goodwill as of June 30, 2015 and determined that no impairment existed. See further discussion in Note 6 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

At September 30, 2015, other than the sale of Wells as discussed above, no indicators of impairment were identified. However, if the reported reduction in our financial performance continues, the excess of the recoverable amount over the carrying values of goodwill and other intangible assets will be reduced. Such a reduction may increase the risk of a future impairment expense in relation to goodwill and other intangible assets. A number of initiatives have been identified and are in the process of being implemented to improve our financial performance.

Retirement Benefits

Pension obligations are actuarially determined and are affected by assumptions including discount rate, life expectancy, annual compensation increases and the expected rate of return on plan assets. Changes in the discount rate, and differences between actual results and assumptions, will affect the amount of pension expense we recognize in future periods.

Post-retirement benefit obligations are actuarially determined and are based on assumptions including discount rate, life expectancy and health care cost trends. Changes in the discount rate, and differences between actual results and assumptions, will affect the amount of post-retirement benefit expense we recognize in future periods.

Insurance Reserves

Our insurance policies for workers’ compensation, automobile, product and general liability include high deductibles or self-insured retention (up to $0.5 million per event) for which we are responsible, which are recorded in accrued expenses as incurred. Estimates of such losses involve substantial uncertainties including litigation trends, the severity of reported claims and incurred but not yet reported claims. External actuaries are used to assist us in estimating these losses. Our self-insured insurance reserves, including group medical insurance reserves, were $6.8 million as of September 30, 2015. A hypothetical 10% increase in the insurance reserves would decrease our pre-tax earnings by $0.7 million.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets are also recognized for operating losses and tax credit carryforwards. We establish valuation allowances against deferred tax assets when the ability to fully utilize these benefits is determined to be uncertain. Deferred tax assets and liabilities are measured using enacted tax rates applicable in the years in which they are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax law is recognized in tax expense in the period that includes the enactment date.

We do not provide for U.S. income taxes on undistributed earnings of our non-U.S. subsidiaries that are intended to be permanently reinvested. Where we do not intend to permanently reinvest earnings of our non-U.S. subsidiaries, we provide for U.S. income taxes and non-U.S. withholding taxes, where applicable, on undistributed earnings.

We record a liability for uncertain tax positions when management concludes that the likelihood of sustaining such positions upon examination by taxing authorities is less than “more-likely-than-not.” We also record any interest and penalties related to these uncertain tax positions as a component of income tax (expense) benefit in the interim unaudited condensed consolidated statements of comprehensive income (loss).

Results of Operations

Three Months Ended September 30, 2015 compared with the Three Months Ended September 30, 2014

The following table was derived from Holdings’ interim unaudited condensed consolidated statements of comprehensive income (loss) for the respective periods. Amounts are presented in millions of dollars. As detailed in Note 2 of the interim unaudited condensed consolidated financial statements, the comparative period information has been revised to present Wells as a discontinued operation.

	Three Months Ended September 30,
	2015	2014
Net sales
Third party net sales	$176.5	$188.3
Related party net sales	12.5	11.7

Total net sales	189.0	200.0
Cost of sales	178.4	176.0

Gross profit	10.6	24.0
Gross margin %	5.6%	12.0%
Operating expenses
Selling, general and administrative	(11.7)	(12.1)
Amortization of acquired intangible assets	(4.2)	(4.1)
Restructuring costs, net	(2.3)	(5.8)

Operating (loss) profit	(7.6)	2.0
Other expense
Interest (expense) income, net	(3.7)	1.5
Loss on early extinguishment of debt	(1.8)	—
Miscellaneous, net	(1.0)	(1.9)

(Loss) income from continuing operations before income taxes	(14.1)	1.6
Income tax (expense) benefit	(3.4)	1.0

(Loss) income from continuing operations	(17.5)	2.6
Income from discontinued operations, net of tax	18.2	—

Net income	$0.7	$2.6

Net sales. Net sales of $189.0 million for the three months ended September 30, 2015 decreased $11.0 million, or 5.5%, compared to net sales of $200.0 million for the three months ended September 30, 2014.

Net sales for the three months ended September 30, 2015 and 2014 for our three product lines were as follows (in millions of dollars, except for percentages):

	Three Months Ended September 30,
	2015	%	2014	%
Filtration	$93.7	50%	$83.2	42%
Cooling systems	68.1	36%	66.4	33%
Fuel delivery systems	27.2	14%	50.4	25%

	$189.0	100%	$200.0	100%

Net sales in our filtration product line increased $10.5 million, or 12.6%, primarily the result of $9.1 million of higher volumes across all channels, $0.9 million in higher related party sales to FRAM Group and $0.7 million mainly due to favorable product returns experience. Unfavorable exchange rate changes resulted in a $0.2 million reduction in net sales.

Net sales in our cooling systems product line increased $1.7 million, or 2.6%, primarily due to $3.9 million of higher volumes in our retail and traditional channels mainly from our non-U.S. operations, $1.3 million of higher OEM/OES channel volumes and $1.1 million from favorable product mix in our retail and OEM/OES channels, partially offset by $1.9 million of lower retail and OEM channel pricing. Unfavorable exchange rate changes resulted in a $2.7 million reduction in net sales.

Net sales in our fuel delivery systems product line decreased $23.2 million, or 46.0%, primarily due to $21.4 million and $3.1 million in lower retail and OEM/OES channel volumes, respectively, primarily due to the loss of a customer in each of these channels, partially offset by $1.3 million from favorable product returns costs primarily due to the loss of a customer.

Gross profit. Gross profit included special items, which are presented in the following table along with a comparison of adjusted gross profit after excluding such special items. Adjusted gross profit is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Three Months Ended September 30,
	2015	2014
Gross profit, as reported	$10.6	$24.0
Adjusted for special items:
New business changeover and sales commitment costs	0.3	0.4
Business optimization costs	0.3	—
Miscellaneous non-operating expenses	0.2	—
Unrealized loss on derivatives	—	0.1

Adjusted gross profit	$11.4	$24.5

Adjusted gross profit percentage	6.0%	12.3%

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this quarterly report.

Excluding special items, adjusted gross profit for the three months ended September 30, 2015 was $11.4 million, or 6.0% of net sales, compared to adjusted gross profit for the three months ended September 30, 2014 of $24.5 million, or 12.3% of net sales.

The lower adjusted gross profit for the three months ended September 30, 2015 compared to the three months ended September 30, 2014 was due to (i) $4.1 million of unfavorable product mix primarily in our fuel delivery systems and filtration product lines, (ii) $3.3 million from unfavorable volumes primarily in our fuel delivery systems product line, (iii) $3.1 million of higher variable manufacturing and distribution costs in our filtration product line driven by restructuring efforts and new business wins, (iv) $1.3 million in lower customer pricing in our cooling systems product line, (v) $1.0 million of unfavorable fixed manufacturing cost absorption in our fuel delivery systems product line, and (vi) $0.6 million in unfavorable medical claims experience in our filtration and fuel delivery systems product lines. Partially offsetting these factors was $2.1 million in favorable product returns costs primarily due to $1.5 million related to the loss of a customer in our fuel delivery systems product line. Unfavorable foreign exchange rate changes resulted in a $1.8 million reduction in gross profit.

Selling, general and administrative expenses. Selling, general and administrative expenses include special items consisting of costs associated with business optimization projects, mostly for professional services and other litigation costs. The following table presents a comparison of adjusted selling, general and administrative expenses after excluding such special items. Adjusted selling, general and administrative expenses is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Three Months Ended September 30,
	2015	2014
Selling, general and administrative expenses, as reported	$11.7	$12.1
Adjust for special items:
Business optimization costs	(0.1)	(0.1)
Other litigation costs	—	(0.1)

Adjusted selling, general and administrative expenses	$11.6	$11.9

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this quarterly report.

Adjusted selling, general and administrative expenses for the three months ended September 30, 2015 were $11.6 million compared to $11.9 million for the three months ended September 30, 2014. The $0.3 million decrease was primarily due to reductions in travel expenses and employee benefits and other related costs. Adjusted selling, general and administrative expenses were 6.1% of net sales for the three months ended September 30, 2015 compared to 6.0% of net sales for the three months ended September 30, 2014.

Amortization of acquired intangible assets. Amortization of acquired intangible assets for the three months ended September 30, 2015 and 2014 was $4.3 million and $4.1 million, respectively.

Restructuring costs, net. The components of restructuring costs, net are as follows (in millions):

	Three Months Ended September 30,
	2015	2014
Severance and other termination benefits	$1.1	$—
Manufacturing and distribution footprint optimization	0.8	5.6
Impairment of property, plant and equipment	0.4	0.3
Gain on sale of land and building	—	(0.1)

	$2.3	$5.8

2015

In May 2015, we announced a plan to relocate the remainder of the U.S. manufacturing operations of our fuel delivery systems product line, along with associated equipment, to one of our existing Mexican subsidiaries. We accrued $1.0 million in severance and other termination benefit costs, accrued $0.2 million in employee retention costs and incurred $0.1 million of equipment relocation and plan execution costs.

We incurred integration and execution costs of $0.5 million and additional equipment impairment charges of $0.4 million associated with a manufacturing and distribution footprint optimization plan in our filtration product line, which began in December 2013, that resulted in the closure of one of our U.S. filtration facilities and the transfer of the manufacturing capacity, along with associated equipment, to one of our existing U.S. facilities and one facility operated by FRAM Group.

We also recorded employee severance costs of $0.1 million associated with other headcount reductions.

2014

As part of a manufacturing and distribution footprint optimization plan in our filtration product line, which began in December 2013, that resulted in the closure of one of our U.S. filtration facilities and the transfer of manufacturing capacity, along with associated equipment, to one of our existing U.S. facilities and another facility operated by FRAM Group, we recorded: (i) $5.3 million of equipment relocation and facility closing costs, (ii) $0.3 million of additional impairment loss to write down equipment to estimated net realizable value and (iii) a $0.1 million gain on the sale of equipment.

We incurred $0.3 million as part of a manufacturing footprint optimization plan for our fuel delivery systems product line.

For further discussion of our restructuring activities see Note 3 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Interest (expense) income, net. Interest (expense) income, net was expense of $3.7 million and income of $1.5 million for the three months ended September 30, 2015 and 2014, respectively. For the three months ended September 30, 2015 and 2014, interest expense was $0.5 million and $0.7 million, respectively, on the Senior Secured Term Loan Facility and $8.7 million in both periods on the Senior Notes. The increase in interest (expense) income, net was primarily the result of unrealized foreign exchange gains of $7.0 million during the three months ended September 30, 2015 arising from a $102.1 million intercompany loan with one of our U.S. subsidiaries, compared to unrealized foreign exchange gains of $11.8 million during the three months ended September 30, 2014, and by $0.4 million of interest on borrowings under the Senior Secured Revolving Credit Facility. For further discussion of the accounting treatment of the foreign currency impact on the intercompany loan see Note 9 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Loss on early extinguishment of debt. During the three months ended September 30, 2015, we recorded a loss on the early extinguishment of debt associated with the repayment of the Senior Secured Credit Facilities. For further details see Note 9 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Miscellaneous, net. Miscellaneous, net for the three months ended September 30, 2015 and 2014 was $0.9 million and $1.9 million, respectively, which included costs of $1.0 million in both periods associated with the sale of receivables. In addition, the three months ended September 30, 2015 and 2014 included $0.1 million and $0.9 million, respectively, of costs associated with our now concluded strategic review. The three months ended September 30, 2015 also included foreign currency gains of $0.2 million.

Income tax (expense) benefit. We recorded income tax expense of $3.4 million, or a negative 24.1% effective tax rate, during the three months ended September 30, 2015, on a pre-tax loss from continuing operations of $14.1 million. The effective tax rate differs from the U.S. federal statutory rate principally due to certain adjustments related to prior period financial statements in relation to current and deferred income tax expense. For further details see Note 1 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

We recorded an income tax benefit of $1.0 million, or a (62.5)% effective tax rate, during the three months ended September 30, 2014, on pre-tax income from continuing operations of $1.6 million. The effective tax rate differs from the U.S. federal statutory rate principally due to state income taxes, non-U.S. tax rate differences and an adjustment from the resolution of transfer price assessments at one of our Chinese subsidiaries between the U.S. and China tax authorities, partially offset by the provision of U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary and valuation allowances against certain deferred tax assets.

Discontinued operations, net of tax. We recognized net income from discontinued operations, net of tax, of $18.2 million for the three months ended September 30, 2015, compared to less than $0.1 million for the three months ended September 30, 2014. The three months ended September 30, 2015 included a preliminary gain of $18.2 million on the sale of Wells, which excludes transaction costs that were largely recognized in prior periods. The gain on sale for the nine months ended September 30, 2015 was $10.4 million. The three months ended September 30, 2014 represented income from operations. For further discussion of our results from discontinued operations, net of tax, see Note 2 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Nine months Ended September 30, 2015 compared with the Nine months Ended September 30, 2014

The following table was derived from Holdings’ interim unaudited condensed consolidated statements of comprehensive income (loss) for the respective periods. Amounts are presented in millions of dollars. As detailed in Note 2 of the interim unaudited condensed consolidated financial statements, the comparative period information has been revised to present Wells as a discontinued operation.

	Nine Months Ended September 30,
	2015	2014
Net sales
Third party net sales	$550.3	$558.7
Related party net sales	41.5	39.9

Total net sales	591.8	598.6
Cost of sales	546.0	524.0

Gross profit	45.8	74.6
Gross profit %	7.7%	12.5%
Operating expenses
Selling, general and administrative	(39.1)	(40.8)
Amortization of acquired intangible assets	(12.3)	(12.3)
Restructuring costs, net	(9.0)	(14.2)
Trademark impairment loss	—	(38.0)

Operating loss	(14.6)	(30.7)
Other expense
Interest expense, net	(10.4)	(25.2)
Loss on early extinguishment of debt	(1.8)	—
Miscellaneous, net	(2.9)	(3.7)

Loss from continuing operations before income taxes	(29.7)	(59.6)
Income tax (expense) benefit	(15.5)	21.4

Loss from continuing operations	(45.2)	(38.2)
Income from discontinued operations, net of tax	2.6	2.7

Net loss	$(42.6)	$(35.5)

Net sales. Net sales of $591.8 million for the nine months ended September 30, 2015 decreased $6.8 million, or 1.1%, compared to net sales of $598.6 million for the nine months ended September 30, 2014.

Net sales for the nine months ended September 30, 2015 and 2014 for our three product lines were as follows (in millions of dollars, except for percentages):

	Nine Months Ended September 30,
	2015	%	2014	%
Filtration	$277.7	47%	$261.6	44%
Cooling systems	211.7	36%	206.2	34%
Fuel delivery systems	102.4	17%	130.8	22%

	$591.8	100%	$598.6	100%

Net sales in our filtration product line increased $16.1 million, or 6.2%, primarily the result of $19.7 million of higher volumes in our retail and traditional channels mainly due to higher sales to an existing retail customer and a $1.7 million increase in related party sales to FRAM Group, partially offset by $2.8 million of lower private label pricing and $1.7 million of lower volumes in our heavy duty and OEM/OES channels combined. Unfavorable exchange rate changes resulted in a $0.7 million reduction in net sales.

Net sales in our cooling systems product line increased $5.5 million, or 2.7%, primarily due to $9.6 million of higher OEM/OES channel volumes, $5.9 million of higher traditional channel sales mainly from our non-U.S. operations and $2.6 million from favorable product mix in our retail and OEM/OES channels, partially offset by $3.3 million of lower retail and OEM/OES channel pricing and higher product warranty costs and $0.9 million of lower heavy-duty channel volumes. Unfavorable exchange rate changes resulted in an $8.6 million reduction in net sales.

Net sales in our fuel delivery systems product line decreased $28.4 million, or 21.7%, primarily due to $32.5 million and $8.1 million in lower retail and OEM/OES channel volumes, respectively, primarily due to the loss of a customer in each of these channels, and $2.3 million in lower traditional channel customer pricing, partially offset by $8.1 million from favorable product returns costs including the net release of $6.0 million of reserves primarily due to the loss of a customer and $7.0 million in higher traditional channel volumes due to existing customer expansion.

Gross profit. Gross profit included special items, which are presented in the following table along with a comparison of adjusted gross profit after excluding such special items. Adjusted gross profit is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Nine Months Ended September 30,
	2015	2014
Gross profit, as reported	$45.8	$74.6
Adjusted for special items:
New business changeover and sales commitment costs	1.5	1.8
Business optimization costs	0.3	—
Miscellaneous non-operating expenses	0.2	—
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	—	0.1
Unrealized loss on derivatives	—	0.1

Adjusted gross profit	$47.8	$76.6

Adjusted gross profit percentage	8.1%	12.8%

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this quarterly report.

Excluding special items, adjusted gross profit for the nine months ended September 30, 2015 was $47.8 million, or 8.1% of net sales, compared to adjusted gross profit for the nine months ended September 30, 2014 of $76.6 million, or 12.8% of net sales.

The lower adjusted gross profit for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014 was due to (i) $9.7 million of higher variable manufacturing costs in our filtration and cooling systems product lines driven by restructuring efforts and new business wins in our filtration product line, (ii) $8.7 million of unfavorable product mix in our filtration product line, (iii) $7.7 million in lower customer pricing across all product lines, (iv) $2.8 million of higher distribution costs primarily in our filtration product line, (v) $2.7 million of unfavorable fixed manufacturing cost absorption in our fuel delivery systems product line, (vi) $2.5 million in unfavorable medical claims experience in our filtration and fuel delivery systems product lines, and (vii) $2.2 million from unfavorable volumes primarily in our fuel delivery systems product line in part offset by higher filtration product line volumes. Partially offsetting these factors were (i) $8.0 million in favorable product returns costs mainly in our fuel delivery systems product line including the net release of $6.0 million of reserves primarily due to the loss of a customer, and (ii) $4.4 million in improved material costs driven by procurement cost savings initiatives including manufacturing parts in our fuel delivery systems product line that were previously purchased. Unfavorable foreign exchange rate changes resulted in a $4.9 million reduction in gross profit.

Selling, general and administrative expenses. Selling, general and administrative expenses include special items consisting of costs associated with business optimization projects, mostly for professional services, an environmental accrual adjustment and other litigation costs. The following table presents a comparison of adjusted selling, general and administrative expenses after excluding such special items. Adjusted selling, general and administrative expenses is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Nine Months Ended September 30,
	2015	2014
Selling, general and administrative expenses, as reported	$39.1	$40.8
Adjust for special items:
Business optimization costs	(1.1)	(0.8)
Environmental accrual adjustment	(0.3)	—
Other litigation costs	(0.2)	(0.1)

Adjusted selling, general and administrative expenses	$37.5	$39.9

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this quarterly report.

Adjusted selling, general and administrative expenses for the nine months ended September 30, 2015 were $37.5 million compared to $39.9 million for the nine months ended September 30, 2014. The $2.4 million decrease was primarily the result of reductions in employee wages, benefits and other related expenses, and travel expenses and lower depreciation and amortization expense. Adjusted selling, general and administrative expenses were 6.3% of net sales for the nine months ended September 30, 2015 compared to 6.7% of net sales for the nine months ended September 30, 2014.

Amortization of acquired intangible assets. Amortization of acquired intangible assets was $12.4 million and $12.3 million for the nine months ended September 30, 2015 and 2014, respectively.

Restructuring costs, net. The components of restructuring costs, net are as follows (in millions):

	Nine Months Ended September 30,
	2015	2014
Manufacturing and distribution footprint optimization	$5.4	$10.8
Severance and other termination benefits	2.9	3.3
Impairment of property, plant and equipment	0.7	0.3
Gain on sale of land and building	—	(0.2)

	$9.0	$14.2

2015

In May 2015, we announced a plan to relocate the remainder of the U.S. manufacturing operations of our fuel delivery systems product line, along with associated equipment, to one of our existing Mexican subsidiaries. We accrued $1.5 million in severance and other termination benefit costs, accrued $0.4 million in employee retention costs and incurred $0.2 million of equipment relocation and plan execution costs.

We incurred integration and execution costs of $4.8 million and additional equipment impairment charges of $0.7 million associated with a manufacturing and distribution footprint optimization plan in our filtration product line, which began in December 2013, that resulted in the closure of one of our U.S. filtration facilities and the transfer of the manufacturing capacity, along with associated equipment, to one of our existing U.S. facilities and one facility operated by FRAM Group.

We also recorded employee severance costs of $1.4 million associated with other headcount reductions.

2014

As part of a manufacturing and distribution footprint optimization plan in our filtration product line, which began in December 2013, that resulted in the closure of one of our U.S. filtration facilities and the transfer of manufacturing capacity, along with associated equipment, to one of our existing U.S. facilities and another facility operated by FRAM Group, we recorded: (i) $8.0 million of equipment relocation and facility closing costs, (ii) $1.8 million of severance and other termination benefit costs, (iii) $0.3 million of additional impairment loss to write down equipment to estimated net realizable value and (iv) a $0.1 million gain on the sale of equipment.

We recorded (i) severance of $0.7 million related to involuntary terminations of employees as part of cost reduction actions and business realignment, (ii) manufacturing footprint optimization costs of $0.5 million related to our filtration product line, (iii) residual closing costs of $0.1 million related to the closure of a Chinese facility in 2013 and (iv) a gain on sale of equipment of $0.1 million associated with our now closed Mexican foundry operations.

As part of a manufacturing footprint optimization plan for our fuel delivery systems product line, we incurred (i) $1.1 million of professional costs, (ii) $0.8 million of severance costs, (iii) $0.7 million of plan execution costs, (iv) $0.3 million of costs associated with asset relocation and installation and (v) $0.1 million of employee retention costs.

For further discussion of our restructuring activities see Note 3 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Trademark impairment loss. During the nine months ended September 30, 2015, we recorded a trademark impairment loss of $38.0 million related to the indefinite-lived trademark intangible assets of our fuel delivery systems product line. The impairment was triggered by forecasted lower branded sales. The lower branded sales reflect the phased-in reduction in sales from a customer that decided to change suppliers and a change by another customer from our branded to private label products, partially offset by incremental volume from new and existing customers. See further discussion in Note 6 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Interest expense, net. Interest expense, net was $10.4 million and $25.2 million for the nine months ended September 30, 2015 and 2014, respectively. For the nine months ended September 30, 2015 and 2014, interest expense was $1.9 million and $2.1 million, respectively, on the Senior Secured Term Loan Facility and $25.9 million on the Senior Notes in both periods. The decrease in interest expense, net was primarily the result of unrealized foreign exchange gains of $21.5 million during the nine months ended September 30, 2015 arising from a $102.1 million intercompany loan with one of our U.S. subsidiaries, compared to unrealized foreign exchange gains of $5.4 million during the nine months ended September 30, 2014. The decrease was partially offset by $1.1 million of interest on borrowings under the Senior Secured Revolving Credit Facility. For further discussion of the accounting treatment of the foreign currency impact on the intercompany loan see Note 9 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Loss on early extinguishment of debt. During the nine months ended September 30, 2015, we recorded a loss on the early extinguishment of debt associated with the repayment of the Senior Secured Credit Facilities. For further details see Note 9 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Miscellaneous, net. Miscellaneous, net for the nine months ended September 30, 2015 and 2014 was $2.9 million and $3.7 million, respectively, which included costs of $3.0 million and $2.8 million, respectively, associated with the sale of receivables. In addition, the nine months ended September 30, 2015 and 2014 included $0.1 million and $0.9 million, respectively, of professional fees associated with our now concluded strategic review. The nine months ended September 30, 2015 included foreign currency gains of $0.2 million.

Income tax (expense) benefit. We recorded income tax expense of $15.5 million, or a negative 52.2% effective tax rate, during the nine months ended September 30, 2015, on a pre-tax loss from continuing operations of $29.7 million. The effective tax rate differs from the U.S. federal statutory rate principally due to valuation allowances recorded on certain deferred tax assets in the U.S. as well as non-U.S. jurisdictions. The recognition of the valuation allowance was triggered by the sale of Wells.

We recorded an income tax benefit of $21.4 million, or a 35.9% effective tax rate, during the nine months ended September 30, 2014, on a pre-tax loss from continuing operations of $59.6 million. The effective tax rate differs from the U.S. federal statutory rate principally due to valuation allowances against certain deferred tax assets, provision of U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary and withholding taxes on a dividend distribution from our Spanish subsidiary, partially offset by state income taxes, non-U.S. tax rate differences and an adjustment from the resolution of transfer price assessments at one of our Chinese subsidiaries between the U.S. and China tax authorities.

Discontinued operations, net of tax. We recognized net income from discontinued operations, net of tax, of $2.6 million for the nine months ended September 30, 2015, compared to $2.7 million for the nine months ended September 30, 2014. The nine months ended September 30, 2015 included a preliminary gain of $10.4 million on the sale of Wells, partially offset by $7.8 million of losses from operations. For further discussion of our results from discontinued operations, net of tax, see Note 2 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Reconciliation of Net (Loss) Income to EBITDA and Adjusted EBITDA

EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense (benefit), net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Adjusted EBITDA presented herein is also a financial measure used by our strategic owner to measure operating performance. Adjusted EBITDA is calculated as EBITDA adjusted to exclude items of a significant or unusual nature that cannot be attributed to ordinary business activities, such as business optimization costs, restructuring costs and costs related to implementation of cost sharing arrangements with FRAM Group. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. Additionally, we believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

Furthermore, until a business has been sold, certain of our financial covenants are measured using the aggregation of continuing and discontinued operations. Accordingly the table below presents the aggregation of Adjusted EBITDA from continuing operations and discontinued operations.

The following table reconciles net (loss) income to EBITDA and Adjusted EBITDA for the periods presented (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net (loss) income from continuing operations	$(17.5)	$2.6	$(45.2)	$(38.2)
Income tax expense (benefit)	3.4	(1.0)	15.5	(21.4)
Interest expense (income), net	3.7	(1.5)	10.4	25.2
Depreciation and amortization expense	11.6	12.1	32.7	34.1

EBITDA from continuing operations	1.2	12.2	13.4	(0.3)
Restructuring costs, net (a)	2.3	5.8	9.0	14.2
Loss on early extinguishment of debt (b)	1.8	—	1.8	—
New business changeover and sales commitment costs (c)	0.3	0.4	1.5	1.8
Business optimization costs (d)	0.4	0.1	1.4	0.8
Environmental accrual adjustment (e)	—	—	0.3	—
Other litigation costs (f)	—	0.1	0.2	0.1
Miscellaneous non-operating expenses (g)	0.2	—	0.2	—
Strategic review cost (h)	0.1	0.8	0.1	0.9
Trademark impairment loss (i)	—	—	—	38.0
Unrealized loss on derivatives (j)	—	0.1	—	0.1
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group (k)	—	—	—	0.1

Adjusted EBITDA from continuing operations	$6.3	$19.5	$27.9	$55.7
Adjusted EBITDA from discontinued operations	—	7.4	5.8	25.3

Adjusted EBITDA	$6.3	$26.9	$33.7	$81.0

Net sales from continuing operations	$189.0	200.0	$591.8	$598.6
Adjusted EBITDA margin from continuing operations	3.3%	9.8%	4.7%	9.3%

(a)	These costs relate to various restructuring actions we have taken to align our cost structure with current market conditions. See Note 3 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for further information regarding our restructuring actions.
(b)	The loss on early extinguishment of debt relates to the early extinguishment of the Senior Secured Credit Facilities.
(c)	These costs are up-front costs incurred to obtain new business and to extend existing long-term sales commitments. These costs are comprised of costs associated with stocklifts.
(d)	These costs relate to consulting fees for various cost saving projects and to accelerate the manufacture of parts for new model cars previously sourced from external vendors.
(e)	We recorded additional environmental expenses related to legacy manufacturing facilities.
(f)	These costs consist of professional fees for litigation related to a previously settled patent litigation case.
(g)	These costs relate to building repairs at one of our facilities in China caused by a chemical explosion at an unrelated manufacturing plant near our facility.
(h)	These costs consist of professional services related to the now concluded strategic review of the business.
(i)	We recorded a trademark impairment loss related to the indefinite-lived trademark intangible asset of our fuel delivery systems product line. See further discussion in Note 6 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.
(j)	The unrealized loss on derivatives is the mark-to market on the diesel fuel contracts.
(k)	These costs relate to the implementation of our cost sharing and manufacturing arrangements with FRAM Group. See further discussion at “Liquidity and Capital Resources.”

Liquidity and Capital Resources

Historical Cash Flows

As allowed under Accounting Standards Codification (“ASC”) Subtopic 205-20 – Presentation of Financial Statements – Discontinued Operations, we have elected not to split historical cash flows between continuing and discontinued operations. See Note 2 to the interim unaudited condensed consolidated financial statements for the discontinued operations cash flow disclosures required under ASC Subtopic 205-20.

Nine months Ended September 30, 2015

Net Cash Used In Operating Activities

Net cash used in operating activities was $1.1 million, net of $5.3 million of costs paid related to the sale of Wells. Losses, before deducting depreciation and amortization and other non-cash items, used cash of $25.3 million.

We generated cash of $39.6 million from operating working capital. Operating working capital is defined as accounts receivable, inventories, related party receivables, net and accounts payable. Related party receivables, net consist primarily of trade amounts receivable from FRAM Group for filtration products we sell in the normal course of business as a result of our manufacturing arrangements and expense recharges. Decreases in accounts receivable, related party receivables, net and inventories generated cash of $35.9 million, $15.1 million and $3.1 million, respectively. The decrease in accounts receivable was primarily due to customer losses in our fuel delivery systems product line in 2015, lower sales in Wells and an increase in the amount of receivables factored during the three months ended September 30, 2015 compared to the three months ended December 31, 2014, offset in part by a new customer in our filtration product line. The decrease in the related party receivables, net was primarily from the timing of payments received from FRAM Group for related party filtration product line sales, partially offset by expense recharges. The decrease in inventories was primarily due to inventory reduction initiatives in our cooling systems product line and lower inventory levels in Wells prior to its sale, partially offset by build of inventory in our fuel delivery systems product line in advance of relocating manufacturing to our existing operations in Mexico and inventory build for new customer volumes. A decrease in accounts payable resulted in the use of cash of $14.5 million. The decrease in accounts payable was due largely to the payment of Wells’ inventory costs associated with customer product shipped in early 2015. Changes in all other assets and liabilities netted a use of $15.4 million of cash. This use of cash related primarily to (i) $10.1 million for costs associated with the sale of Wells, (ii) $8.8 million reduction of product returns liability primarily due to the loss of a customer, (iii) $8.7 million due to the timing of the interest payment on the Senior Notes and (iv) $5.6 million for other current assets including $2.1 million in receivables from NGK under the transfer service agreement, $1.8 million for customer returned inventory in transit, $1.0 million for timing of VAT payments and $0.6 million for the timing of payments for insurance premiums and software license and maintenance fees. These items were partially offset by (i) $9.5 million for net increase in our federal tax payable, (ii) $3.4 million for restructuring related accruals, (iii) $2.3 million for timing of payments including insurance claims, salary and wages, vacation, bonuses and employee benefit plan payments and (iv) $1.7 million in customer rebates, credits and discounts due to timing of payments.

Net Cash Provided by Investing Activities

Net cash provided by investing activities of $234.2 million included net proceeds of $248.4 million from the sale of Wells and proceeds of $0.3 million from the sale of property, plant and equipment, partially offset by capital expenditures of $14.5 million which were used primarily for cost savings initiatives and additional capital investment requirements for long life-cycle OEM contracts.

Net Cash Used In Financing Activities

Net cash used in financing activities of $233.1 million included (i) $288.0 million of payments on the Senior Secured Term Loan Facility comprised of $241.5 million using the net proceeds from the sale of Wells, $45.0 million using proceeds from the ABL Credit Facility and $1.5 million of required quarterly payments, (ii) $30.0 million for repayment of borrowings under the Senior Secured Revolving Credit Facility using proceeds from the ABL Credit Facility and (iii) $2.0 million of costs associated with the ABL Credit Facility using proceeds from the ABL Credit Facility. Partially offsetting these were borrowings of $77.0 million under the ABL Credit Facility and $10.0 million under the Senior Secured Revolving Credit Facility.

Nine months Ended September 30, 2014

Net Cash Used in Operating Activities

Net cash used in operating activities was $36.4 million. Profits, before deducting depreciation and amortization, trademark impairment loss and other non-cash items, generated cash of $18.7 million.

We used cash of $37.4 million for operating working capital. Operating working capital is defined as accounts receivable, inventories, related party receivables, net and accounts payable. Related party receivables, net consist primarily of trade amounts receivable from FRAM Group for filtration products we sell in the normal course of business as a result of our manufacturing arrangements and expense recharges. Increases in inventories and related party receivables, net resulted in the use of cash of $31.3 million and $6.6 million, respectively. The increase in inventories was primarily due to the build of safety-stock inventory associated with ongoing manufacturing footprint optimization activities in our fuel delivery systems and filtration product lines, higher inventory requirements in our cooling systems product line to meet OEM order requirements and timing of shipment of new product roll-out inventory in our vehicle electronics and fuel delivery systems product lines. The increase in the related party receivables, net was primarily from the timing of payments for related party filtration sales to FRAM Group. A decrease in accounts payable resulted in the use of cash of $16.1 million. The decrease in accounts payable was due largely to the timing of payments. A decrease in accounts receivable generated $16.6 million of cash. The decrease in accounts receivable was primarily due to lower volumes in our fuel delivery systems product line and higher levels of factored accounts receivable. Changes in all other assets and liabilities netted to a $17.7 million use of cash. This use of cash related primarily to (i) $8.6 million for the timing interest payments on the Senior Notes, (ii) $5.5 million for employee benefit plan payments in excess of expense, (iii) a $3.0 million increase in our federal tax receivable, (iv) $1.4 million for litigation settlement payments, (v) $1.0 million for customer returned inventory in transit, (vi) $0.9 million for timing of payments for restructuring related activities and (vii) $0.7 million for the timing of payments for insurance premiums and software license and maintenance fees. These items were partially offset by increases of (i) $3.1 million in customer rebates, credits and discounts due to timing of payments and (ii) $0.5 million from the timing of payments including insurance claims, professional fees, salary and wages, vacation and bonuses.

Net Cash Used in Investing Activities

Capital expenditures of $27.1 million were used primarily for manufacturing footprint optimization initiatives in our filtration and fuel delivery systems product lines, additional capital investment requirements for long life-cycle OEM contracts and cost savings initiatives. In addition, we received $1.5 million from the sale of property, plant and equipment.

Net Cash Used in Financing Activities

We borrowed $20.0 million under the Senior Secured Revolving Credit Facility and made our required quarterly payments totaling $2.3 million on the Senior Secured Term Loan Facility.

Debt Capitalization

At September 30, 2015 and December 31, 2014, we had $44.0 million and $41.5 million of cash and cash equivalents, respectively. Non-U.S. cash balances at September 30, 2015 and December 31, 2014 were $9.9 million and $9.5 million, respectively. During the nine months ended September 30, 2015, our Spanish subsidiary distributed cash dividends of $2.4 million to its U.S. parent company.

The following table details our debt outstanding as of September 30, 2015 and December 31, 2014 (in millions):

	2015	2014
ABL Credit Facility	$77.0	$—
Senior Secured Revolving Credit Facility	—	20.0
Senior Secured Term Loan Facility	—	288.0
Senior Notes	400.0	400.0
Capital lease obligations	0.1	0.2
Unamortized original issue discount	—	(0.3)

	477.1	707.9
Less:
Current maturities	—	23.1

Long-term debt	$477.1	$684.8

Our significant debt service obligation is an important factor when assessing our liquidity and capital resources. Given our current debt level and borrowing rates, annual interest expense, including amortization of deferred financing costs, is expected to be approximately $38.9 million. At the option of the borrowers, the interest rates on our borrowings under the ABL Credit Facility are based on a fluctuating rate of interest measured by reference to either adjusted LIBOR (adjusted for statutory reserve requirement) or an alternate base rate, in each case plus an applicable margin. The applicable margin for each elected interest rate is subject to a pricing grid, as set forth in the ABL Credit Facility, based on the average excess availability for the previous fiscal quarter. An increase of 0.25 percentage points (25 basis points) on our variable interest rate debt would increase our annual interest cost by $0.2 million. A decrease of 0.25 percentage points (25 basis points) on our variable interest rate would decrease our annual interest cost by $0.2 million. The one month adjusted LIBOR at September 30, 2015 was 0.194%.

As of September 30, 2015, we were in compliance with all applicable covenants.

On October 30, 2015, we repaid $12.0 million of borrowings under the ABL Credit Facility.

Scheduled Maturities

Below is a schedule of required future repayments of all debt outstanding on September 30, 2015 (in millions).

September 30, 2015
Remainder of 2015	$—
2016	0.1
2017	—
2018	—
2019	400.0
2020	77.0

$477.1

Management’s Action Plan and Outlook

Our primary sources of liquidity are cash on hand, cash flow from operations, available borrowing capacity under the ABL Credit Facility and accounts receivable factoring arrangements.

Accounts Receivable Factoring

Factoring of customer trade accounts receivable is a significant part of our liquidity. Subject to certain limitations, our ABL Credit Facility permits sales of and liens on receivables, which are being sold pursuant to factoring arrangements. At September 30,

2015, we had factoring relationships arranged by seven customers with eight banks. The terms of these relationships are such that the banks are not obligated to factor any amount of receivables. Because of the increase in our utilization of customer factoring programs due to customers negotiating increased payment terms with us, it is possible that these banks may not have the capacity or willingness to fund these factoring arrangements at the levels they have in the past, or at all. If we were not able to factor accounts receivable, we would have to find other ways to finance these receivables or our liquidity would be reduced by having less cash on hand.

We sold $171.5 million and $186.3 million of receivables during the nine months ended September 30, 2015 and 2014, respectively. If we had not factored these receivables, we would have had to finance these receivables in some other way or our liquidity would be reduced by having less cash on hand.

Short-Term and Long-Term Liquidity Outlook

Our wholly-owned subsidiary, UCI International, LLC, is a holding company with no business operations or assets other than the capital stock of UCI. Consequently, UCI International, LLC is dependent on loans, dividends and other payments from UCI and its subsidiaries to make payments of principal and interest in cash on the Senior Notes and the ABL Credit Facility. As presently structured, UCI and its subsidiaries are the sole source of cash for the payment of cash interest and principal on the Senior Notes and ABL Credit Facility, and there is no assurance that the cash for those interest and principal payments will be available. In the future, we may also need to refinance the Senior Notes and all or a portion of the borrowings under the ABL Credit Facility on or prior to maturity. If refinancing is necessary, there can be no assurance that we will be able to secure such financing on acceptable terms, or at all.

Our ability to make scheduled payments of principal or interest on, or to refinance, our indebtedness or to fund working capital requirements, capital expenditures and other current obligations will depend on our ability to generate cash from operations and from factoring arrangements discussed above. Such cash generation is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Capital expenditures for 2015 are expected to be approximately $25 million (including our discontinued operations) for cost reduction projects, ongoing capital maintenance and equipment and tooling requirements to accelerate the internal manufacture of high volume parts that are currently being purchased.

Based on our forecasts, we believe that cash flow from operations, available cash and cash equivalents and available borrowing capacity under the ABL Credit Facility will be adequate to service debt, meet liquidity needs and fund necessary capital expenditures for the next twelve months.

Cost Sharing and Manufacturing Arrangements with FRAM Group

On July 29, 2011, Autoparts Holdings, an affiliate of Rank Group and ultimately owned by our strategic owner, Mr. Graeme Hart, completed the acquisition of FRAM Group. Although Holdings and Autoparts Holdings are separate legal entities, both are under the common control of Mr. Hart. In addition, our business and FRAM Group are operated by a common senior management team.

Our business and FRAM Group’s businesses each include filtration products. As a result, opportunities exist to realize cost savings and operational efficiencies between the two filtration businesses as well as to consolidate a number of administrative functions to reduce the costs of the respective companies. Extensive analysis was conducted to identify initial integration opportunities and additional analysis continues to identify potential further integration opportunities. Actions taken to date have resulted in cost savings benefiting both us and FRAM Group. However, we may not be able to achieve the total anticipated cost savings or purchasing benefits in connection with the cost sharing and manufacturing arrangements with FRAM Group. Such activities inherently involve risks, including those associated with assimilating different business operations, corporate cultures, personnel, infrastructure and technologies or products and increasing the scope, geographic diversity and complexity of our operations. There may be additional costs or liabilities that are not currently anticipated, including unexpected loss of key employees or customers and hiring additional management and other critical personnel. These activities may also be disruptive to our ongoing business and not be successfully perceived by our customers. We cannot be assured we will be successful in these actions or that the two businesses will perform as anticipated.

As a result of our cost sharing and manufacturing arrangements with FRAM Group, certain FRAM Group production was relocated to our filtration manufacturing locations and certain of our production was relocated to FRAM Group manufacturing locations. We and FRAM Group continue to maintain our own customer relationships and continue to supply our own existing customers. Where FRAM Group production has been relocated to our filtration manufacturing locations, we manufacture and supply product to FRAM Group in order to meet its customer orders. Where our production has been relocated to FRAM Group’s filtration manufacturing locations, FRAM Group manufactures and supplies product to us in order to meet our customer orders. Product purchase orders are entered into by us and FRAM Group on an arm’s-length basis to document the terms of the sale of product between the two related businesses. Based on current forecasts, we expect to produce 35 million units for FRAM Group and FRAM Group is expected to produce 23 million units for us in 2015.

Joint Services Agreement

On July 29, 2011, we entered into a Joint Services Agreement (the “JSA”) with Autoparts Holdings. Under the JSA, we and Autoparts Holdings both agreed to purchase certain administrative services from the other party. The JSA has an initial term of one year that will be automatically renewed for an additional one year period unless either party gives written notice to the other party of non-renewal no later than 90 days prior to the end of the initial term or renewal term, as applicable. The JSA may be terminated without cause by either party upon 120 days’ advance written notice to the other party. The JSA may also be terminated for breach or termination of affiliation. The JSA contains representations, warranties and indemnity obligations customary for agreements of this type. At each anniversary to date, the JSA has automatically renewed for additional one-year periods.

Treasury Policy

Our treasury policy seeks to ensure that adequate financial resources are available for the development of our businesses while managing our currency and interest rate risks. Our policy is to not engage in speculative transactions. Our policies with respect to the major areas of our treasury activity are set forth in “Management’s Action Plan and Outlook” above.

Off Balance Sheet Arrangements

We do not enter into off balance sheet arrangements other than letters of credit and operating leases in the normal course of business.

Disclosure under Section 13(r) of the Exchange Act

Not applicable.

Recently Adopted Accounting Guidance

See the Recently Adopted Accounting Guidance section of Note 1 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Recently Issued Accounting Guidance

See the Recently Issued Accounting Guidance section of Note 1 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk consists of foreign currency exchange rate fluctuations and changes in interest rates.

Foreign Currency Exposure

Currency Translation

As a result of international operating activities, we are exposed to risks associated with changes in foreign exchange rates, principally exchange rates between the U.S. dollar and the Euro, Mexican peso, British pound and Chinese yuan. The results of operations of our non-U.S. subsidiaries are translated into U.S. dollars at the average exchange rates for each relevant period, except for our Chinese subsidiaries, where cost of sales is translated primarily at historical exchange rates. This translation has no impact on our cash flow. However, as foreign exchange rates change, there are changes to the U.S. dollar equivalent of sales and expenses denominated in currencies other than the U.S. dollar. In 2014, approximately 8% of our net sales were made by our non-U.S. subsidiaries, and our total non-U.S. net sales represented approximately 19% of our total net sales. During the nine months ended September 30, 2015, the impact of unfavorable exchange rate fluctuations on our net sales and gross profit was $9.3 million and $4.9 million, respectively.

The following table summarizes the potential impact on sales for the year ended December 31, 2014 of a 10% change in the relationship of the U.S. dollar to the foreign currencies of our non-U.S. subsidiaries (in millions):

	2014 Sales	Potential Impact
Euro	$46.0	$4.6
Mexican peso	$24.6	$2.5
British pound	$13.9	$1.4
Chinese yuan	$6.4	$0.6

Sales for the year ended December 31, 2014 are not necessarily indicative of sales expected for the year ending December 31, 2015.

Except for the Chinese subsidiaries, the balance sheets of non-U.S. subsidiaries are remeasured into U.S. dollars at the closing exchange rates as of the relevant balance sheet date. Any adjustments resulting from the remeasurement are recorded in accumulated other comprehensive income (loss) on our balance sheets. For our Chinese subsidiaries, non-monetary assets and liabilities are remeasured into U.S. dollars at historical rates and monetary assets and liabilities are remeasured into U.S. dollars at the closing exchange rate as of the relevant balance sheet date. Adjustments resulting from the remeasurement of the balance sheets of our Chinese subsidiaries are recorded in our statements of comprehensive income (loss).

The following table summarizes the potential impact on net asset values of a 10% change in the relationship of the U.S. dollar to the foreign currencies of our non-U.S. subsidiaries (in millions):

	September 30, 2015 Net Asset Value	Potential Impact
Euro	$26.1	$2.6
Mexican peso	$10.8	$1.1
British pound	$(2.3)	$(0.2)

Currency Transactions

Currency transaction exposure arises when sales and purchases are made by a company in a currency other than its own functional currency. In 2015, we expect to source approximately $96 million of components from China. To the extent possible, we structure arrangements where the purchase transactions are denominated in U.S. dollars as a means to minimize near-term exposure to foreign currency fluctuations. If we are unable to negotiate commensurate price decreases from our Chinese suppliers, these higher prices would eventually translate into higher cost of sales. In that event we would attempt to obtain corresponding price increases from our customers, but there are no assurances that we would be successful. A decrease of the Chinese yuan against the U.S. dollar means the cost of goods imported from China that are denominated in Chinese yuan will decrease. Conversely, an increase of the Chinese yuan against the U.S. dollar means the cost of goods imported from China that are denominated in Chinese yuan will increase. The value of the yuan decreased 2.5% during the nine months ended September 30, 2015.

In addition, our Mexican operations have currency exposure risk related to U.S.-sourced inventory purchases. A strengthening of the U.S. dollar against the Mexican peso means that our Mexican operations pay more pesos to obtain inventory from the United States. Conversely, a weakening of the U.S. dollar against the Mexican peso means that our Mexican operations pay fewer pesos to obtain inventory from the United States. During the nine months ended September 30, 2015, the Mexican peso weakened 15.3% in relation to the U.S. dollar.

We have a $102.1 million, U.S. dollar denominated, intercompany loan with one of our subsidiaries. A strengthening of the U.S. dollar against the New Zealand dollar means that the equivalent value of the intercompany receivable in New Zealand dollars will increase. Conversely, a weakening of the U.S. dollar against the New Zealand dollar means that the equivalent value of the intercompany receivable in New Zealand dollars will decrease. During the nine months ended September 30, 2015, the value of the New Zealand dollar decreased 23.1% against the U.S. dollar and we recognized non-cash unrealized foreign exchange gains of $21.5 million, which are included in the interim unaudited condensed consolidated statements of comprehensive income (loss) in interest expense, net. A 10% increase in the relationship of the U.S. dollar to the New Zealand dollar would result in an $11.3 million potential impact from unrealized foreign exchange gains. A 10% decrease in the relationship of the U.S. dollar to the New Zealand dollar would result in a $9.3 million potential impact from unrealized foreign exchange losses. For further discussion of the accounting treatment of the foreign currency impact on the intercompany loan see Note 9 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

We will continue to monitor our transaction exposure to currency rate changes and in the future may enter into currency forward and option contracts to reduce this exposure, as appropriate. As of September 30, 2015, we had no foreign currency contracts outstanding. We do not engage in speculative activities.

Interest Rate Risk

At current debt levels and borrowing rates, annual interest expense including amortization of deferred financing costs, is expected to be approximately $38.9 million. At the option of the borrowers, the interest rates on our borrowings under the ABL Credit Facility are based on a fluctuating rate of interest measured by reference to either adjusted LIBOR (adjusted for statutory reserve requirement) or an alternate base rate, in each case plus an applicable margin. The applicable margin for each elected interest rate is subject to a pricing grid, as set forth in the ABL Credit Facility, based on the average excess availability for the previous fiscal quarter. If variable interest rates were to increase by 0.25% per annum, the net impact would be a decrease of $0.2 million in our net income and cash flow. If variable interest rates were to decrease by 0.25% per annum, the net impact would be an increase of $0.2 million in our net income and cash flow. The one-month adjusted LIBOR at September 30, 2015 was 0.194%.

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the appropriate time periods. We, under the supervision of and with the participation of our management, including our principal executive officer and principal financial officer, have evaluated the effectiveness of our disclosure controls and procedures, and we and such officers have concluded that such controls and procedures were adequate and effective as of September 30, 2015.

Changes in Internal Control Over Financial Reporting

There were no changes in internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) during the period ended September 30, 2015, that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

PART II — OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Product Recall

In January 2014, we were notified by one of our customers that the customer was recalling certain defective parts manufactured by one of our U.S. subsidiaries. On October 30, 2014, we reached agreement with the customer for settlement and full release of claims associated with this recall. We paid the settlement in the amount of $0.6 million on January 30, 2015.

Other Litigation

We are subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. The outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty. Nevertheless, we believe that the outcome of any of these currently existing proceedings, even if determined adversely, would not have a material adverse effect on our financial condition or results of operations.

ITEM 1A. RISK FACTORS

There have been no material changes from the risk factors previously disclosed under “Part I, Item 3. Key Information—Risk Factors” in our 2014 Annual Report on Form 20-F, as filed with the SEC on March 4, 2015.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Not applicable.

ITEM 3. DEFAULTS UNDER SENIOR SECURITIES

Not applicable.

ITEM 4. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 5. OTHER INFORMATION

Not applicable.

ITEM 6. EXHIBITS

Exhibit No.	Description

31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 31.1

Rule 13a-14(a) Certification

I, Thomas J. Degnan, certify that:

1.	I have reviewed this quarterly report of UCI Holdings Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the quarterly report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

/s/ Thomas J. Degnan

Thomas J. Degnan
President and Chief Executive Officer

Date: November 10, 2015

Exhibit 31.2

Rule 13a-14(a) Certification

I, Ricardo F. Alvergue, certify that:

1.	I have reviewed this quarterly report of UCI Holdings Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the quarterly report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

/s/ Ricardo F. Alvergue

Ricardo F. Alvergue
Chief Financial Officer

Date: November 10, 2015

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of UCI Holdings Limited for the quarter ended September 30, 2015 as furnished with the Securities and Exchange Commission on the date hereof, I, Thomas J. Degnan, as President and Chief Executive Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ Thomas J. Degnan

Thomas J. Degnan
President and Chief Executive Officer

Date: November 10, 2015

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of UCI Holdings Limited for the quarter ended September 30, 2015 as furnished with the Securities and Exchange Commission on the date hereof, I, Ricardo F. Alvergue, as Chief Financial Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ Ricardo F. Alvergue

Ricardo F. Alvergue
Chief Financial Officer

Date: November 10, 2015

UCI Holdings Limited

Consolidated Balance Sheets

(in thousands)

	September 30,	December 31,
	2015	2014
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$43,988	$41,468
Accounts receivable, net	119,084	140,762
Related party receivables (Note 12)	8,445	17,185
Inventories (Note 5)	180,600	180,517
Deferred tax assets	15,043	27,009
Discontinued current assets (Note 2)	—	133,601
Other current assets	25,578	19,358

Total current assets	392,738	559,900
Property, plant and equipment, net	124,022	138,404
Goodwill (Note 6)	218,209	219,125
Other intangible assets, net (Note 6)	239,836	253,685
Deferred financing costs, net	9,337	11,578
Discontinued long-term assets (Note 2)	—	176,051
Other long-term assets	775	1,380

Total assets	$984,917	$1,360,123

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$108,511	$111,888
Current maturities of long-term debt (Note 9)	61	23,066
Related party payables (Note 12)	5,516	2,450
Product returns liability (Note 8)	27,231	35,736
Interest payable	4,414	13,083
Discontinued current liabilities (Note 2)	—	44,628
Accrued expenses and other current liabilities (Note 7)	61,069	39,970

Total current liabilities	206,802	270,821
Long-term debt, less current maturities (Note 9)	477,055	684,798
Pension and other post-retirement liabilities	88,643	90,296
Deferred tax liabilities	45,517	55,695
Long-term related party payables (Note 12)	101	101
Discontinued long-term liabilities (Note 2)	—	30,183
Other long-term liabilities	3,202	2,648

Total liabilities	821,320	1,134,542
Contingencies (Note 11)
Shareholder’s equity
Common stock	320,038	320,038
Retained deficit	(95,514)	(52,894)
Accumulated other comprehensive loss (Note 15)	(60,927)	(41,563)

Total shareholder’s equity	163,597	225,581

Total liabilities and shareholder’s equity	$984,917	$1,360,123

The accompanying notes are an integral part of these financial statements.

The information presented has been revised to reflect Wells as a discontinued operation. Refer to Note 2 for additional information.

UCI Holdings Limited

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net sales
Third party net sales	$176,472	$188,411	$550,277	$558,752
Related party net sales (Note 12)	12,512	11,642	41,547	39,869

Total net sales	188,984	200,053	591,824	598,621
Cost of sales	178,320	176,021	545,983	524,003

Gross profit	10,664	24,032	45,841	74,618
Operating expenses
Selling, general and administrative	(11,708)	(12,102)	(39,074)	(40,829)
Amortization of acquired intangible assets	(4,274)	(4,078)	(12,365)	(12,246)
Restructuring costs, net (Note 3)	(2,272)	(5,823)	(9,012)	(14,200)
Trademark impairment loss (Note 6)	—	—	—	(38,000)

Operating (loss) income	(7,590)	2,029	(14,610)	(30,657)
Other expense
Interest (expense) income, net (Note 9)	(3,711)	1,487	(10,380)	(25,212)
Loss on early extinguishment of debt (Note 9)	(1,840)	—	(1,840)	—
Miscellaneous, net (Note 17)	(943)	(1,937)	(2,874)	(3,744)

(Loss) income from continuing operations before income taxes	(14,084)	1,579	(29,704)	(59,613)
Income tax (expense) benefit	(3,402)	1,026	(15,534)	21,393

(Loss) income from continuing operations	(17,486)	2,605	(45,238)	(38,220)
Income from discontinued operations, net of tax (Note 2)	18,192	36	2,618	2,719

Net income (loss)	706	2,641	(42,620)	(35,501)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(7,105)	(14,285)	(23,485)	(8,121)
Pension and OPEB liability, net of tax of ($2,029), ($19), ($2,521) and ($57)	3,342	31	4,121	93

Total other comprehensive loss	(3,763)	(14,254)	(19,364)	(8,028)

Comprehensive loss	$(3,057)	$(11,613)	$(61,984)	$(43,529)

The accompanying notes are an integral part of these financial statements.

The information presented has been revised to reflect Wells as a discontinued operation. Refer to Note 2 for additional information.

UCI Holdings Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Nine Months Ended September 30,
	2015	2014
Cash flows from operating activities:
Net loss attributable to equity holder	$(42,620)	$(35,501)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain from sale of Wells	(10,353)	—
Depreciation and amortization	36,495	42,058
Amortization of deferred financing costs and debt issuance costs	3,402	2,490
Loss on early extinguishment of debt	1,840	—
Loss (gain) on sale of property, plant and equipment	280	(44)
Unrealized foreign exchange gains	(19,088)	(5,439)
Trademark impairment loss	—	38,000
Asset impairments	740	250
Deferred income taxes	2,139	(22,809)
Amortization of prior service costs and net losses on post-retirement plans	1,924	150
Other non-cash items, net	(16)	(301)
Changes in operating assets and liabilities:
Accounts receivable	35,907	16,596
Related party receivables, net	15,056	(6,620)
Inventories	3,114	(31,237)
Other current assets	(7,243)	(4,665)
Other assets	478	2,564
Accounts payable	(14,457)	(16,104)
Accrued expenses and other current liabilities	(7,599)	(11,153)
Other long-term liabilities	(1,059)	(4,617)

Net cash used in operating activities	(1,060)	(36,382)

Cash flows from investing activities:
Capital expenditures	(14,457)	(27,059)
Proceeds from sale of property, plant and equipment	293	1,494
Proceeds from sale of Wells, net of cash sold	248,377	—

Net cash provided by (used in) investing activities	234,213	(25,565)

Cash flows from financing activities:
Revolver borrowings	10,000	20,000
Revolver repayments	(30,000)	—
Payments of deferred finance costs	(2,032)	—
Term loan repayments	(288,000)	(2,250)
ABL borrowings	76,981	—
Other debt repayments	(51)	(53)

Net cash (used in) provided by financing activities	(233,102)	17,697
Effect of exchange rate changes on cash	(531)	(550)

Net decrease in cash and cash equivalents	(480)	(44,800)
Cash and cash equivalents at the beginning of period	44,468	76,619

Cash and cash equivalents at the end of period	$43,988	$31,819

The accompanying notes are an integral part of these financial statements.

UCI Holdings Limited

Condensed Consolidated Statements of Changes in Shareholder’s Equity (Unaudited)

(in thousands)

	Common Stock	Retained Deficit	Accumulated Other Comprehensive (Loss) Income	Total Equity
Balance at January 1, 2014	$320,038	$(17,485)	$(6,771)	$295,782
Net loss	—	(35,501)	—	(35,501)
Other comprehensive loss, net of tax	—	—	(8,028)	(8,028)

Balance at September 30, 2014	$320,038	$(52,986)	$(14,799)	$252,253

Balance at January 1, 2015	$320,038	$(52,894)	$(41,563)	$225,581
Net loss	—	(42,620)	—	(42,620)
Other comprehensive loss, net of tax	—	—	(19,364)	(19,364)

Balance at September 30, 2015	$320,038	$(95,514)	$(60,927)	$163,597

The accompanying notes are an integral part of these financial statements.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 1 — GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

UCI Holdings Limited (“Holdings”), an entity domiciled in New Zealand, was incorporated on November 26, 2010 for the purpose of consummating the acquisition of UCI International, LLC (formerly UCI International, Inc.), (together with its subsidiaries, “UCI International”). All operations of Holdings are conducted by United Components, LLC (formerly United Components, Inc.) (“UCI”) through its subsidiaries, which is a leading designer, manufacturer and distributor of a broad range of filtration products and fuel delivery and cooling systems products. UCI manufactures and distributes vehicle parts, primarily servicing the vehicle replacement parts market in North America and Europe.

Basis of Presentation

The accompanying interim unaudited condensed consolidated financial statements include the accounts of Holdings and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

The accompanying interim unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States (“GAAP”) for complete financial statements.

The financial statements for the three and nine months ended September 30, 2015 and 2014 are unaudited. In the opinion of management, these financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations for such periods.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. The estimates and assumptions include estimates of the collectability of accounts receivable and the realizability of inventory, goodwill and other intangible assets. They also include estimates of cost accruals, environmental liabilities, warranty and other product returns, insurance reserves, income taxes, pensions and other post-retirement benefits and other factors. Management has exercised reasonableness in deriving these estimates; however, actual results could differ from these estimates.

These financial statements should be read in conjunction with the financial statements and notes thereto included in Holdings’ 2014 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 4, 2015.

Operating results for the three and nine months ended September 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015.

Comparatives

On July 1, 2015, Holdings sold its vehicle electronics product line (“Wells”) to NGK Spark Plug Co., Ltd. (“NGK”). Wells has been classified as a discontinued operation as the disposal is a major part of Holdings’ operations and financial results, the disposal represents a strategic shift and qualifies for presentation as discontinued operations. Accordingly, the presentation of the interim unaudited condensed consolidated statements of comprehensive income (loss) has been revised as if Wells had been discontinued for the three and nine months ended September 30, 2014. In addition, the assets and liabilities related to Wells have been presented as discontinued assets and discontinued liabilities in the interim unaudited condensed consolidated balance sheet as of December 31, 2014. Holdings has elected to not revise the interim unaudited condensed consolidated statements of cash flows to split operating, investing and financing activities between continuing and discontinued operations, but instead provide certain required cash flow information. See Note 2 for further information.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

During the three and nine months ended September 30, 2015, certain adjustments related to prior period financial statements were made in relation to current and deferred income tax expense. The correction of these items increased income tax expense and net loss from continuing operations by $3.1 million for the three and nine months ended September 30, 2015. The adjustments had no impact on cash flows. The adjustments did not have a material impact on previously issued financial statements, including quarterly periods, are not material to the financial statements for the three and nine months ended September 30, 2015, and are not expected to be material to the financial statements for the year ending December 31, 2015.

Certain comparative balances in the interim unaudited condensed consolidated statement of cash flow for the nine months ended September 30, 2014 have been reclassified to conform to the current method of presentation.

Recently Adopted Accounting Guidance

Holdings did not adopt any new accounting guidance during the nine months ended September 30, 2015.

Recently Issued Accounting Guidance

In April 2015, the FASB issued an amendment to simplify the presentation of debt issuance costs. Under the new guidance, debt issuance costs will be reported on the balance sheet as a direct deduction from the face amount of the debt, instead of as a separate asset. The amendment is effective for public entities for fiscal years and interim periods within those years, beginning after December 15, 2015. At September 30, 2015 and December 31, 2014, the adoption of this guidance would have reduced both total assets and total liabilities by $9.3 million and $11.6 million, respectively.

In August 2015, the FASB issued an amendment to simplify the accounting for inventory. Under the new guidance, inventory is required to be measured using the lower of cost and net realizable value. The amendment is effective for public entities for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Holdings is currently evaluating the new standard, but management does not expect the adoption of this guidance to have a material impact on the financial statements of Holdings.

NOTE 2 — DISCONTINUED OPERATION

In August 2014, Holdings’ shareholder advised that it would be undertaking a strategic review of its ownership of the business, as part of a broader strategic review of the commonly-owned automotive aftermarkets businesses (which includes businesses operated by Autoparts Holdings Limited (“Autoparts Holdings”). Holdings’ shareholder has advised that the review has been completed and, other than the sale of Wells discussed below, Holdings will be retaining ownership of its remaining businesses.

On May 8, 2015, Holdings announced that it had entered into an agreement to sell Wells to NGK. The transaction closed on July 1, 2015 for proceeds of $251.4 million, subject to certain adjustments based on closing date cash, indebtedness and working capital.

Net cash proceeds (after transaction expenses) of $241.6 million from the sale were used to prepay term loans pursuant to the credit agreement governing the senior secured credit facilities. During the three and nine months ended September 30, 2015, Holdings recorded preliminary gains on the sale of Wells of $18.2 million and $10.4 million, respectively, subject to final working capital adjustments.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

The calculation of the gains on sale is as follows (in millions):

	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2015
Proceeds from sale	$251.4	$251.4
Transaction costs	(0.6)	(8.4)
Preliminary working capital adjustment	(1.7)	(1.7)

Net proceeds	249.1	241.3
Net assets sold	(228.0)	(228.0)

Gain on sale before taxes	21.1	13.3
Taxes on gain	—	—

Gain on sale, net of tax	21.1	13.3
Release of OCI upon sale	(2.9)	(2.9)

Gain on sale of Wells	$18.2	$10.4

The gain on sale for the three months ended September 30, 2015 does not included $7.8 million of transaction costs incurred during the six months ended June 30, 2015. Details of the net assets sold are presented in the table below under the June 30, 2015 columns.

Assets and Liabilities Classified as Held For Sale

Holdings classifies assets as held for sale (or disposal groups comprised of assets and liabilities) which are expected to be recovered primarily through sale rather than through continuing use. They are stated at the lower of carrying amount or fair value less costs to sell. Upon reclassification, Holdings ceases to depreciate or amortize non-current assets classified as held for sale.

Discontinued Operations

A discontinued operation is a component of Holdings’ business that represents a separate major line of business or geographical area of operation that has been disposed of or is held for sale and a strategic shift that will have a major effect on Holdings’ operations and financial results. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income (loss) is revised as if the operation had been discontinued from the start of the comparative period.

Upon completion of this review, Holdings determined that the sale of Wells meets the criteria for assets and liabilities held for sale and discontinued operations presentation. Accordingly, the presentation of the interim unaudited condensed consolidated statements of comprehensive income (loss) has been revised as if Wells had been discontinued for the three and nine months ended September 30, 2014. In addition, the assets and liabilities related to Wells have been presented as discontinued assets and liabilities in the interim unaudited condensed consolidated balance sheet as of December 31, 2014. Presented in the tables below are details of assets and liabilities and income (loss) related to the Wells’ discontinued business, along with certain information for the interim unaudited condensed consolidated statements of cash flows.

As part of the discontinued operations presentation, certain assumptions were made around the allocation of goodwill, other intangible assets and interest expense, net as discussed below. In addition, income tax benefit (expense) was allocated to Wells using a stand-alone Wells basis.

•	Goodwill – allocated based upon the proceeds from the Wells sale as a percentage of the overall estimated Holdings’ enterprise fair value;

•	Other Intangible Assets – certain intangibles that are valued on an entity-wide basis, in which Wells retains some value, were allocated based upon the proceeds from the Wells sale as a percentage of the overall estimated Holdings’ enterprise fair value; and

•	Interest Expense, net – Senior Secured Term Loan interest expense and associated debt issuance cost amortization were allocated to discontinued operations based upon the amount of the Senior Secured Term Loan that was required to be prepaid with proceeds from the sale.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Assets and liabilities from discontinued operations were as follows (in millions):

	June 30, 2015	December 31, 2014		June 30, 2015	December 31, 2014
Assets			Liabilities
Current			Current
Cash and cash equivalents	$3.0	$3.0	Accounts payable	$20.0	$31.7
Accounts receivable, net	60.1	75.7	Current maturities of long-term debt	0.1	0.1
Inventories	45.5	50.4	Product returns liability	1.5	1.9
Deferred tax assets	2.0	3.9	Accrued expenses and other current liabilities	10.3	10.9
Other current assets	1.2	0.6	Total current liabilities	31.9	44.6

Total current assets	111.8	133.6
Long-term			Long-term
Property, plant and equipment, net	33.7	30.4	Long-term debt, less current maturities	0.2	0.2
Goodwill	89.0	89.0	Pension and other post-retirement liabilities	7.5	7.4
Other intangible assets, net	54.5	56.7	Deferred tax liabilities	21.5	22.6
Other longer term assets	0.1	—	Total long-term liabilities	29.2	30.2

Total long-term assets	177.3	176.1	Total liabilities	$61.1	$74.8

Total assets	$289.1	$309.7

Accrued expenses and other current liabilities include rebates, credits and discounts due to customers and employee compensation and benefits liabilities.

Income from discontinued operations was as follows (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net sales	$—	$51.2	$86.1	$155.7
Cost of sales	—	43.0	77.1	125.9

Gross profit	—	8.2	9.0	29.8
Operating expenses
Selling, general and administrative	—	(2.3)	(5.9)	(8.3)
Amortization of acquired intangible assets	—	(1.5)	(2.0)	(4.4)

Operating income	—	4.4	1.1	17.1
Other expense
Interest expense, net	—	(3.6)	(7.8)	(10.7)
Gain on sale	18.2	—	10.4	—
Miscellaneous, net	—	(0.6)	(1.1)	(1.8)

Income from discontinued operations before income taxes	18.2	0.2	2.6	4.6
Income tax expense	—	(0.2)	—	(1.9)

Income from discontinued operations	$18.2	$(0.0)	$2.6	$2.7

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Holdings elected to not revise its condensed consolidated statements of cash flows for discontinued operations. The table below provides selected cash flow items to assist in understanding the impact of the discontinued operations on Holdings’ cash flows (in millions).

	Nine Months Ended September 30,
	2015	2014
Depreciation and amortization	$3.8	$8.0
Amortization of deferred financing costs and debt issuance costs	1.2	0.7
Capital expenditures	4.8	4.3

Other Matters

As part of the sale, Holdings has provided certain warranties and indemnities to NGK as set out in the sale agreement. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of September 30, 2015, Holdings is not aware of any material claims under the agreement that would give rise to a liability for which a provision would be needed. However, if such claims arise in the future, they could have a material effect on Holdings’ financial position, results of operations and cash flows.

NOTE 3 — RESTRUCTURING COSTS, NET

During the three and nine months ended September 30, 2015 and 2014, Holdings incurred costs related to various cost reduction activities which are reported in the interim unaudited condensed consolidated statements of comprehensive income (loss) in restructuring costs, net. The components of restructuring costs, net are as follows (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Manufacturing and distribution footprint optimization	$0.8	$5.6	$5.4	$10.8
Severance and other termination benefits	1.1	—	2.9	3.3
Impairment of property, plant and equipment	0.4	0.3	0.7	0.3
Gain on sale of equipment	—	(0.1)	—	(0.2)

	$2.3	$5.8	$9.0	$14.2

In May 2015, Holdings announced a plan to relocate the remainder of the U.S. manufacturing operations of its fuel delivery systems product line, along with associated equipment, to one of its existing Mexican subsidiaries. In addition, certain volume will be transferred to its existing fuel delivery systems operations in China. The plan will impact approximately 240 employees and is expected to be completed by June 30, 2016. Employees will be eligible for termination benefits including severance and medical insurance coverage. The total cost of the plan is estimated to be $7.5 million including $4.1 million for equipment relocation and reinstallation costs, training, project management and other execution costs, $2.8 million for termination benefit costs and $0.6 million in employee retention costs. During the three months ended September 30, 2015, Holdings accrued $1.0 million in termination benefit costs, incurred $0.2 million in employee retention costs and incurred $0.1 million of equipment relocation and plan execution costs. During the nine months ended September 30, 2015, Holdings accrued $1.5 million in termination benefit costs, incurred $0.4 million in employee retention costs and incurred $0.2 million of equipment relocation and plan execution costs.

During the three and nine months ended September 30, 2015 and 2014, Holdings incurred costs associated with a manufacturing and distribution footprint optimization plan in our filtration product line, which began in December 2013, that resulted in the closure of one of its U.S. filtration facilities and the transfer of the manufacturing capacity, along with associated equipment, to one of Holdings’ existing U.S. facilities and one facility operated by Autoparts Holdings. During the three months ended September 30, 2015, Holdings incurred integration and execution costs of $0.5 million and additional equipment impairment charges of $0.4 million. During the nine months ended September 30, 2015, Holdings incurred integration and execution costs of $4.8 million and additional equipment impairment charges

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

of $0.7 million. During the three and nine months ended September 30, 2014, Holdings incurred $5.3 million and $8.0 million, respectively, of equipment relocation and facility closing costs, recorded a $0.3 million additional impairment loss to write down equipment to estimated net realizable value and recorded a $0.1 million gain on the sale of equipment. During the nine months ended September 30, 2014, Holdings recorded $1.8 million of termination benefits.

During the three and nine months ended September 30, 2015, Holdings recorded employee severance costs of $0.1 million and $1.4 million, respectively, associated with headcount reductions.

During the nine months ended September 30, 2014, Holdings recorded: (i) severance of $0.7 million related to involuntary terminations of employees as part of cost reduction actions and business realignment, (ii) manufacturing footprint optimization costs of $0.5 million related to its filtration product line, (iii) residual closing costs of $0.1 million related to the closure of a Chinese facility in 2013 and (iv) a gain on sale of equipment of $0.1 million associated with its now closed Mexican foundry operations.

During the three and nine months ended September 30, 2014, as part of a manufacturing footprint optimization plan for its fuel delivery systems product line, Holdings incurred $0.1 million and $0.3 million, respectively, of costs associated with asset relocation and installation, $0.1 million and $0.7 million, respectively, of plan execution costs, and $0.1 million in each period for employee retention costs, and during the nine months ended September 30, 2014, incurred $1.1 million of professional costs and $0.8 million of severance.

The following table summarizes the activity in accrued restructuring reserves during the nine months ended September 30, 2015 and 2014 (in millions):

	Severance Costs	Asset Impairments	Other	Total
Balance at December 31, 2014	$0.2	$—	$—	$0.2
Charges	2.9	0.7	5.4	9.0
Allocation to Autoparts Holdings	1.3	—	—	1.3
Usage	(0.8)	(0.7)	(5.4)	(6.9)

Balance at September 30, 2015	$3.6	$—	$—	$3.6

Balance at December 31, 2013	$1.4	$—	$—	$1.4
Charges	3.3	0.3	10.6	14.2
Usage	(4.2)	(0.3)	(10.6)	(15.1)

Balance at September 30, 2014	$0.5	$—	$—	$0.5

At September 30, 2015, the severance and other accruals of $2.8 million and $0.8 million are included in the interim unaudited condensed consolidated balance sheet in accrued expenses and other current liabilities and other long-term liabilities, respectively. At September 30, 2014, the severance accrual is included in the interim unaudited condensed consolidated balance sheet in accrued expenses and other current liabilities. While Holdings retains the obligation, a portion of severance expense accrued during the nine months ended September 30, 2015 was allocated to Autoparts Holdings under the terms of the JSA (as defined in Note 12) and is included in the related party receivables in the interim unaudited condensed consolidated balance sheet.

NOTE 4 — SALES OF RECEIVABLES

Holdings has factoring agreements arranged by seven customers with eight banks. Under these agreements, Holdings has the ability to sell undivided interests in certain of its receivables to the banks which in turn have the right to sell an undivided interest to a financial institution or other third party. Holdings enters into these relationships at its discretion as part of its overall customer agreements and cash management activities. Pursuant to these agreements, $54.5 million and $63.7 million of receivables were sold during the three months ended September 30, 2015 and 2014, respectively, and $171.5 million and $186.3 million of receivables were sold during the nine months ended September 30, 2015 and 2014, respectively.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Holdings retained no rights or interests in the receivables, and has no obligations with respect to the sold receivables. Holdings does not service the receivables after the sales.

The sales of receivables were accounted for as a sale and were removed from the balance sheet at the time of the sales. The costs of the sales were discounts deducted by the factoring companies and accounted for as a loss on sale. These costs were $1.0 million for each of the three months ended September 30, 2015 and 2014, and $3.0 million and $2.8 million for the nine months ended September 30, 2015 and 2014, respectively. These costs are recorded in the interim unaudited condensed consolidated statements of comprehensive income (loss) in miscellaneous, net.

NOTE 5 — INVENTORIES

The components of inventories were as follows (in millions):

	September 30, 2015	December 31, 2014
Raw materials	$69.1	$69.0
Work in process	30.2	33.0
Finished products	81.3	78.5

	$180.6	$180.5

NOTE 6 — GOODWILL AND OTHER INTANGIBLE ASSETS

Holdings reviews the carrying amount of goodwill for impairment annually as of December 31 or whenever events or conditions indicate that the net carrying amount may not be recoverable from estimated undiscounted future cash flows. Based upon the sale of Wells, which was considered to be a triggering event, Holdings conducted a fair value assessment of its goodwill as of June 30, 2015. The results of the impairment test as of June 30, 2015 determined that the fair value of Holdings exceeded the carrying value of its net assets, therefore no impairment of goodwill was recorded.

If the reported reduction in the financial performance of Holdings continues, the excess of the recoverable amount over the carrying value of goodwill and other intangible assets will be reduced. Such a reduction may increase the risk of a future impairment expense in relation to goodwill and other intangible assets. A number of initiatives have been identified and are in the process of being implemented to improve the financial performance of Holdings.

The components of other intangible assets were as follows (in millions):

	Amortizable Life	Weighted Average Remaining Life	September 30, 2015				December 31, 2014
			Gross	Accumulated Amortization	Effect of Foreign Currency	Net	Net
Acquired intangibles assets
Customer relationships	10 - 15 years	9 years	$207.0	$(75.0)	$(2.0)	$130.0	$142.7
Trademarks	5 years	—	0.6	(0.6)	—	—	0.1
Trademarks	Indefinite	Indefinite	109.1	—	—	109.1	109.1
Integrated software system	5 years	Less than 1 year	7.7	(7.0)	—	0.7	1.8

			$324.4	$(82.6)	$(2.0)	$239.8	$253.7

During the nine months ended September 30, 2014, Holdings recorded a trademark impairment loss of $38.0 million related to the indefinite-lived trademark intangible asset of its fuel delivery systems product line. A decision by a customer to change suppliers and a change by another customer from branded to private label products triggered the need to test the carrying value of this indefinite-lived intangible asset. A discounted cash flow calculation was performed reflecting the revised forecasted net sales information. This identified that the estimated recoverable amount was less than the carrying value. The impairment is recorded in the interim unaudited condensed consolidated statements of comprehensive income (loss) in trademark impairment loss.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

The aggregate intangible amortization expense recorded in the interim unaudited condensed consolidated statements of comprehensive income (loss) was $4.4 million and $13.3 million for the three and nine months ended September 30, 2015, respectively, and $4.5 million and $13.4 million for the three and nine months ended September 30, 2014, respectively.

The estimated amortization expense related to acquired intangible assets and the integrated software system for each of the succeeding five years is as follows (in millions):

	Acquired Intangible Assets	Integrated Software System
Remainder of 2015	$4.0	$0.4
2016	16.1	0.3
2017	16.1	—
2018	16.1	—
2019	16.1	—

NOTE 7 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following (in millions):

	September 30, 2015	December 31, 2014
Taxes payable	$17.0	$6.2
Rebates, credits and discounts due to customers	10.5	8.2
Insurance	6.8	6.3
Bonuses	6.0	4.5
Salaries and wages	4.2	2.2
Restructuring reserves	2.8	0.2
Vacation pay	2.6	2.9
Employee benefit plans	2.4	2.6
Costs associated with the sale of Wells	2.1	—
Professional fees	1.3	0.7
Other	5.4	6.2

	$61.1	40.0

NOTE 8 — PRODUCT RETURNS LIABILITY

The product return liability is comprised of estimated accruals for products to be returned under warranty and for products to be returned because of customer excess quantities. Holdings provides warranties for its products’ performance. Warranty periods vary by product. In addition to returns under warranty, Holdings allows its customers to return quantities of products that the customer determines to be in excess of its current needs. Customer rights to return excess quantities vary by customer and by product category. Generally, these returns are contractually limited to 3% to 5% of the customer’s purchases in the preceding year. While Holdings does not have a contractual obligation to accept excess quantity returns from all customers, common practice for Holdings and the industry is to accept periodic returns of excess quantities from ongoing customers. If a customer elects to cease purchasing from Holdings and change to another vendor, it is industry practice for the new vendor, and not Holdings, to accept any inventory returns resulting from the vendor change and any subsequent inventory returns. Conversely, Holdings assumes responsibility for product returns related to a prior vendor when Holdings obtains a new customer. During the nine months ended September 30, 2015, Holdings released $6.0 million, net of product returns reserves primarily due to the loss of a customer, increasing third party and total net sales in the interim unaudited condensed consolidated statements of comprehensive income (loss).

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Changes in Holdings’ product returns accrual were as follows (in millions):

	Nine Months Ended September 30,
	2015	2014
Beginning of period	$35.7	$36.7
Expenditures	(23.2)	(26.5)
Provisions, net	14.7	26.8

End of period	$27.2	$37.0

NOTE 9 — DEBT

Debt is summarized as follows (in millions):

	September 30, 2015	December 31, 2014
ABL Credit Facility	$77.0	$—
Senior Secured Revolving Credit Facility	—	20.0
Senior Secured Term Loan Facility	—	288.0
Senior Notes	400.0	400.0
Capital lease obligations	0.1	0.2
Unamortized original issue discount	—	(0.3)

	477.1	707.9
Less:
Current maturities	—	23.1

Long-term debt	$477.1	$684.8

ABL Credit Facility

On September 30, 2015, Holdings, UCI International, LLC, the subsidiary borrowers, the guarantors party thereto and Credit Suisse AG, Cayman Islands Branch entered into the ABL Credit Facility (the “ABL Credit Facility”). The ABL Credit Facility provides a senior secured asset-based revolving loan and letters of credit of up to a maximum aggregate principal amount of $125.0 million outstanding at any time, subject to availability under a borrowing base. Extensions of credit under the ABL Credit Facility will be limited by a borrowing base calculated periodically based on specified percentages of the value of eligible inventory and eligible accounts receivable, subject to certain reserves and other adjustments. At September 30, 2015, the total availability under the ABL Credit Facility was $110.1 million, outstanding borrowings under the ABL Credit Facility were $77.0 million and letters of credit issued under the ABL Credit Facility totaled $5.8 million, which reduced the availability under the ABL Credit Facility. On October 30, 2015, Holdings repaid $12.0 million of borrowings under the ABL Credit Facility.

At the option of the borrowers, the interest rates applicable to borrowings under the ABL Credit Facility are based on a fluctuating rate of interest measured by reference to either an adjusted LIBOR (adjusted for statutory reserve requirements) or an alternate base rate, in each case plus an applicable margin. The applicable margin for each elected interest rate is subject to a pricing grid, as set forth in the ABL Credit Facility, based on average excess availability for the previous fiscal quarter. As of September 30, 2015, the applicable interest rate was 1.9436%.

The ABL Credit Facility matures on September 30, 2020, provided that the maturity date will be advanced to November 15, 2018 if the Senior Notes are not repaid or refinanced with certain qualified indebtedness prior to such date.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

The ABL Credit Facility may be voluntarily prepaid at any time without premium or penalty and will be subject to mandatory prepayment if the amount outstanding under the ABL Credit Facility exceeds either the aggregate commitments with respect thereto or the current borrowing base, in an amount equal to such excess. Mandatory prepayments do not result in a permanent reduction of the lenders’ commitments under the ABL Credit Facility.

Holdings and certain of its wholly-owned U.S. subsidiaries have entered into a guarantee and collateral agreement. All obligations under the ABL Credit Facility are guaranteed by Holdings and certain of its direct and indirect subsidiaries, subject to certain legal and tax limitations and other agreed exceptions. All obligations under the ABL Credit Facility are secured by substantially all the assets of Holdings, UCI International, LLC, the subsidiary borrowers and the other guarantors under the ABL Credit Facility, subject to certain agreed limitations.

The ABL Credit Facility contains a number of covenants that, among other things, limit or restrict the ability of Holdings and its subsidiaries to incur indebtedness, permit liens on their property or assets securing indebtedness, merge or consolidate, dispose of assets, pay dividends, make acquisitions and other investments, prepay or modify certain indebtedness, and engage in transactions with affiliates, in each case subject to customary exceptions. The ABL Credit Facility also contains certain affirmative covenants including financial and other reporting requirements.

The ABL Credit Facility does not include any financial maintenance covenants, other than a springing minimum fixed charge coverage ratio of at least 1.00 to 1.00 on a trailing four-quarter basis, which will be tested only upon the occurrence of specified events of default or when excess availability falls below a specified threshold, as set forth in the ABL Credit Facility, and continuing until such time as such specified default no longer exists or excess availability has been in excess of such threshold for a period of 20 consecutive calendar days.

As of September 30, 2015, Holdings and its subsidiaries were in compliance with all applicable covenants.

Senior Secured Credit Facilities

On January 26, 2011, Holdings, as a guarantor, and UCI International, LLC, as borrower, entered into a $375.0 million senior secured credit facilities agreement (the “Senior Secured Credit Facilities”) comprised of a $300.0 million senior secured term loan facility due July 26, 2017 (the “Senior Secured Term Loan Facility”) and a $75.0 million senior secured revolving credit facility due January 26, 2016 (the “Senior Secured Revolving Credit Facility”). Prior to repayment on September 30, 2015, outstanding borrowings under the Senior Secured Revolving Credit Facility and the Senior Secured Term Loan Facility were $30.0 million and $45.0 million, respectively. At December 31, 2014, outstanding borrowings under the Senior Secured Revolving Credit Facility were $20.0 million and letters of credit issued under the Senior Secured Revolving Credit Facility totaled $6.5 million. The Senior Secured Credit Facilities were repaid in full on September 30, 2015.

On May 5, 2015, Holdings amended its Senior Secured Credit Facilities. Under the amendment, the asset sale covenant was amended to permit asset sales so long as, after giving pro forma effect to such asset sale, the senior secured leverage ratio of Holdings and its subsidiaries does not exceed 0.75 to 1.00. The amendment further required that any net cash proceeds from such asset sales be used to prepay term loans and other pari passu debt and may not be reinvested by Holdings and its subsidiaries. In addition, the amendment permitted Holdings to add and release wholly-owned subsidiaries as additional borrowers of the term loans. All other material terms of the Senior Secured Credit Facilities remained the same, except for certain technical amendments, including amendments to the prepayment notice related to required prepayments with asset sale or debt proceeds.

Senior Notes

On January 26, 2011, UCI International, LLC issued $400.0 million aggregate principal amount of 8.625% Senior Notes due 2019 (the “Senior Notes”). The Senior Notes are guaranteed on a senior basis by Holdings and certain of its subsidiaries. The Senior Notes bear interest at a rate of 8.625% per annum, and interest is payable semi-annually on February 15 and August 15. As of September 30, 2015 and December 31, 2014, Holdings and its subsidiaries were in compliance with all applicable covenants.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Loss on Early Extinguishment of Debt

Holdings recorded a loss of $1.8 million on the early extinguishment of the Senior Secured Credit Facilities. The components of the loss on early extinguishment were as follows (in millions):

Write-off Senior Secured Term Loan Facility unamortized deferred financing costs	$1.6
Write-off Senior Secured Revolving Credit Facility unamortized deferred financing costs	0.1
Write-off unamortized original issue discount	0.1

$1.8

Future repayments

Below is a schedule of required future repayments of all debt outstanding on September 30, 2015 (in millions).

Remainder of 2015	$—
2016	0.1
2017	—
2018	—
2019	400.0
2020	77.0

$477.1

Interest expense (income), net

The following table provides the detail of net interest expense (income) for the respective periods (in millions). No interest was capitalized during the nine months ended September 30, 2015. Capitalized interest was $0.1 million for the nine months ended September 30, 2014.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Interest expense
Senior Secured Revolving Credit Facility	$0.5	$0.1	$1.2	$0.1
Senior Secured Term Loan Facility	0.5	0.7	1.9	2.1
Senior Notes	8.7	8.7	25.9	25.9
Other	0.2	0.2	0.7	0.8
Amortization
Debt issue costs
Senior Secured Term Loan Facility	0.2	—	0.5	0.2
Senior Notes	0.4	0.5	1.2	1.1
Senior Secured Revolving Credit Facility	0.1	0.1	0.3	0.3
Original issue discounts	0.1	—	0.2	0.2
Unrealized foreign exchange gains	(7.0)	(11.8)	(21.5)	(5.4)

Total interest expense	3.7	(1.5)	10.4	25.3
Interest income	—	—	—	(0.1)

Interest expense (income), net	$3.7	$(1.5)	$10.4	$25.2

Holdings has a $102.1 million, U.S. dollar denominated, intercompany loan with one of its U.S. subsidiaries. The non-cash unrealized foreign exchange gains arose from a strengthening of the U.S. dollar against the New Zealand dollar in 2015 and 2014. The intercompany loan is eliminated upon consolidation, but in accordance with GAAP the impact of currency exchange rate fluctuations is recorded in interest expense, net in the interim unaudited condensed consolidated statements of comprehensive income (loss).

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 10 — EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plans

The following are the components of net periodic pension expense (income) (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Service cost	$0.2	$0.1	$0.5	$0.4
Interest cost	3.1	3.0	9.2	8.9
Expected return on plan assets	(3.1)	(3.5)	(9.3)	(10.3)
Amortization of prior service costs and unrecognized loss	0.5	—	1.5	—

	$0.7	$(0.4)	$1.9	$(1.0)

Other Post-retirement Benefits

The following are the components of net periodic other post-retirement expense (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Service cost	$0.1	$0.1	$0.2	$0.3
Interest cost	0.2	0.1	0.5	0.4
Amortization of prior service costs and unrecognized loss	0.1	—	0.3	0.1

	$0.4	$0.2	$1.0	$0.8

NOTE 11 — CONTINGENCIES

Insurance Reserves

Holdings purchases insurance policies for workers’ compensation, automobile and product and general liability. These policies include high deductibles for which Holdings is responsible. These deductibles are estimated and recorded as expenses in the period incurred. Estimates of these expenses are updated each quarter and are adjusted accordingly. These estimates are subject to substantial uncertainty because of several factors that are difficult to predict, including actual claims experience, regulatory changes, litigation trends and changes in inflation. Estimated unpaid losses for which Holdings is responsible are included in the interim unaudited condensed consolidated balance sheets in accrued expenses and other current liabilities. Holdings’ self-insured insurance reserves, including group medical insurance reserves, were $5.7 million and $6.3 million as of September 30, 2015 and December 31, 2014, respectively.

Environmental

Holdings is subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes, and the cleanup of contaminated sites. UCI International or its predecessors have been identified as a potentially responsible party, or is otherwise currently responsible, for contamination at three sites. Because all the investigation and analysis has not yet been completed and due to inherent uncertainty in such environmental matters, it is possible that the ultimate outcome of these matters could have a material adverse effect on the results of operations for a single quarter.

As of September 30, 2015, environmental liability accruals of $0.4 million and $0.7 million are recorded in accrued expenses and other current liabilities and other long-term liabilities, respectively, in the interim unaudited condensed consolidated balance sheets. At December 31, 2014, environmental liability accruals of $0.4 million and $0.6 million are recorded in accrued expenses and other current liabilities and other long-term liabilities, respectively, in the audited condensed consolidated balance sheets.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Product Recall

In January 2014, Holdings was notified by one of its customers that the customer was recalling certain defective parts manufactured by one of Holdings’ U.S. subsidiaries. On October 30, 2014, Holdings reached an agreement with the customer for settlement and full release of claims associated with this recall. The settlement amount of $0.6 million was paid on January 30, 2015.

Other Litigation

Holdings is subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. The outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty. Nevertheless, Holdings believes that the outcome of any of these currently existing proceedings, even if determined adversely, would not have a material adverse effect on its financial condition or results of operations.

NOTE 12 — RELATED PARTY TRANSACTIONS

Holdings has entered into agreements of indemnification for the benefit of the directors and officers of certain subsidiaries of Holdings, including UCI International, LLC and the guarantors of the Senior Notes and the ABL Credit Facility.

The immediate parent of Holdings is UCI Holdings (No.1) Limited and the ultimate controlling entity is UCI Holdings (No.2) Limited. The ultimate sole shareholder of Holdings is Mr. Graeme Hart.

In addition to the related party transactions discussed below, from time to time, Holdings enters into other transactions with affiliates which are not material to Holdings or its affiliates.

During the three and nine months ended September 30, 2015 and 2014, Holdings undertook a number of transactions with the following related party entities under the common ultimate control of Mr. Graeme Hart:

•	Autoparts Holdings

•	Rank Group Limited (“Rank Group”)

•	UCI Holdings (No.2) Limited

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

	Transaction values				Balance outstanding as of
In millions	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014	September 30, 2015	December 31, 2014
Related Party Receivables
Autoparts Holdings
Recharges (credit) of services (a)	$(1.2)	$(1.7)	$1.1	$(4.3)	$(0.3)	$(3.9)
Joint services agreement	2.5	2.6	7.7	7.6	2.6	1.3
Sale of goods	12.5	11.7	41.5	39.9	23.3	23.6
Asset sales	—	0.3	—	0.6	—	0.4
Purchase of goods	(5.5)	(1.3)	(18.0)	(3.1)	(17.2)	(3.9)
State income taxes	—	—	—	—	—	(0.3)

					8.4	17.2
Related Party Payables
Autoparts Holdings
Purchase of goods	0.3	0.4	0.5	0.6	0.7	0.7
Rank Group
Recharges of professional services	0.2	0.8	2.5	0.8	4.3	1.7
UCI Holdings (No.2) Limited
Transfer of income tax losses (b)	—	—	0.5	—	0.5	—

Long-Term Related Party Payables					5.5	2.4
Autoparts Holdings
Deferred income taxes	—	—	—	—	0.1	0.1

Unless otherwise disclosed below, the nature and terms of all related party transactions and repayment terms are the same as those disclosed in Holdings’ annual financial statements for the year ended December 31, 2014.

(a)	During the three months ended September 30, 2015 and 2014, Holdings received total credits of $1.2 million and $1.7 million, respectively, and during the nine months ended September 30, 2015 and 2014, Holdings incurred recharges of $1.1 million and received credits of $4.3 million, respectively, related to the implementation of the cost sharing and manufacturing arrangements with FRAM Group, business optimization costs (mainly professional fees for various cost saving projects) and to accelerate the manufacture of parts for new model cars previously sourced from external vendors. The amounts in the table are for FRAM Group’s share of these credits and costs.

(b)	During the nine months ended September 30, 2015, Holdings received income tax losses in New Zealand from UCI Holdings (No.2) Limited. The balance is payable on normal trade terms.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 13 — GEOGRAPHIC INFORMATION

Net sales by region were as follows (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
United States	$144.4	$154.0	$456.3	$457.7
Mexico	11.0	9.6	36.1	30.4
Canada	10.7	10.6	31.4	31.3
France	3.4	3.5	11.2	11.0
Germany	3.9	4.2	10.8	11.3
China	3.2	2.8	9.0	8.2
Spain	1.3	1.8	4.4	5.5
United Kingdom	1.4	2.6	3.7	8.8
Other	9.7	10.9	28.9	34.4

	$189.0	$200.0	$591.8	$598.6

Net long-lived assets by country, excluding long-lived assets of discontinued operations, were as follows (in millions):

	September 30, 2015	December 31, 2014
United States	$522.9	$551.3
China	48.7	50.5
Spain	15.8	17.2
Mexico	4.0	4.3
Other	0.8	0.9

	$592.2	$624.2

NOTE 14 — FAIR VALUE ACCOUNTING

The accounting guidance on fair value measurements uses the term “inputs” to broadly refer to the assumptions used in estimating fair values. It distinguishes between (i) assumptions based on market data obtained from independent third party sources (“observable inputs”) and (ii) Holdings’ assumptions based on the best information available (“unobservable inputs”). The accounting guidance requires that fair value valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy consists of the three broad levels listed below. The highest priority is given to Level 1, and the lowest is given to Level 3.

Level 1 —	Quoted market prices in active markets for identical assets or liabilities

Level 2 —	Inputs other than Level 1 inputs that are either directly or indirectly observable

Level 3 —	Unobservable inputs developed using Holdings’ estimates and assumptions, which reflect those that market participants would use when valuing an asset or liability

The determination of where an asset or liability falls in the hierarchy requires significant judgment.

Assets measured at fair value on a non-recurring basis

During the three and nine months ended September 30, 2015, as part of the manufacturing and distribution footprint optimization restructuring discussed in Note 3, certain assets were adjusted to their fair values. During the nine months ended September 30, 2014, Holdings recorded an impairment loss related to the indefinite-lived intangible asset of its fuel delivery systems product line. See Note 6 for a more detailed discussion.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Commodity price risk management

Exposure to market risk for commodity prices can result in changes in the cost of production. When possible, this risk is mitigated through the use of long-term, fixed-price contracts with suppliers. On January 13, 2014, Holdings entered into a commodity-based derivative financial instrument to acquire 168,310 gallons of diesel fuel ratably during the period February 1, 2014 through January 31, 2015. In addition, on March 19, 2014, April 2, 2014 and July 17, 2014, Holdings entered into commodity-based derivative financial instruments to acquire a total of 168,360 gallons of diesel fuel ratably during the period January 1, 2015 through December 31, 2015. Holdings entered into the contracts to commercially hedge the cost of diesel fuel and did not enter into the contracts for speculative purposes. Holdings elected not to document and account for the contracts as effective hedges for accounting purposes, but rather as financial instruments. The cost of entering into the contracts was nil. Changes in the market values of the fuel hedge contracts are recognized as a component of cost of sales in the interim unaudited condensed consolidated statements of comprehensive income (loss). During both the three and nine months ended September 30, 2015, the unrealized gains on these contracts were less than $0.1 million. During both the three and nine months ended September 30, 2014, the unrealized losses on these contracts were $0.1 million.

Fair value of financial instruments

Cash and cash equivalents — The carrying amount of cash equivalents approximates fair value because the original maturity was less than 90 days.

Trade accounts receivable — The carrying amount of trade receivables approximates fair value because of their short outstanding terms.

Trade accounts payable — The carrying amount of trade payables approximates fair value because of their short outstanding terms.

Short-term borrowings — The carrying amount of these borrowings equals fair value because their interest rates reflect current market rates.

Long-term debt — The fair value of the Senior Notes was $237.0 million and $377.1 million at September 30, 2015 and December 31, 2014, respectively. The estimated fair value of these notes was based on recent trades, as reported by a third party bond pricing service. Due to the infrequency of trades of these notes, these inputs are considered to be Level 2 inputs.

The fair value of the ABL Credit Facility was $77.0 million at September 30, 2015. The estimated fair value of borrowings under the ABL Credit Facility is the carrying value since the facility was entered into on September 30, 2015.

The fair value of the Senior Secured Term Loan Facility was $285.8 million at December 31, 2014. The estimated fair value of borrowings under the Senior Secured Term Loan Facility was based on the bid/ask prices, as reported by a third party bond pricing service. Due to the infrequency of trades, this input is considered to be a Level 2 input.

The estimated fair values of the fuel contracts were $0.1 million at September 30, 2015 and $0.2 million at December 31, 2014. The estimated fair values of the fuel contracts were based on information provided by an independent third party who participates in the trading market for financial instruments similar to the fuel contracts. Due to the infrequency of trades of similar financial instruments, this input is considered to be Level 2 input.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 15 — ACCUMULATED OTHER COMPREHENSIVE LOSS

The table below presents the changes in accumulated other comprehensive income (loss) by component for the following periods:

	Nine Months Ended September 30,
	2015	2014
Foreign currency translation
Beginning of period	$(11.2)	$(1.5)
Net loss on foreign currency translation	(23.5)	(8.1)

End of period	(34.7)	(9.6)

Pension and other post-retirement benefits
Beginning of period	(30.4)	(5.3)
Amortization of unrecognized loss included in net loss, net of tax (a)	1.2	0.1
OCI associated with the sale of Wells	3.0	—

End of period	(26.2)	(5.2)

Total accumulated other comprehensive loss	$(60.9)	$(14.8)

(a)	These accumulated other comprehensive income (loss) components are included in the computation of net periodic pension expense and net periodic post-retirement expense (see Note 10 for additional details).

NOTE 16 — OTHER INFORMATION

Cash payments

Cash payments for interest and income taxes (net of refunds) were as follows (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Interest	$20.1	$21.7	$45.0	$47.7
Income taxes (net of refunds)	$(1.5)	$2.6	$1.7	$4.3

Non-U.S. cash

Holdings has its bank accounts with a relatively small number of high quality financial institutions. Substantially all of the cash and cash equivalents, including cash balances at non-U.S. subsidiaries, at September 30, 2015 and December 31, 2014, were uninsured. Holdings’ non-U.S. subsidiaries had cash balances of $9.9 million and $9.5 million at September 30, 2015 and December 31, 2014, respectively. During the nine months ended September 30, 2015 and 2014, Holdings’ Spanish subsidiary distributed cash dividends of $2.4 million and $7.6 million, respectively, to its U.S. parent company. During the nine months ended September 30, 2014, one of Holdings’ Mexican subsidiaries distributed cash dividends of $1.8 million to its U.S. parent company.

Income tax matters

During the three months ended September 30, 2015, Holdings recorded income tax expense of $3.4 million, or a negative 24.1% effective tax rate, on a pre-tax loss from continuing operations of $14.1 million. The effective tax rate differs from the U.S. federal

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

statutory rate principally due to certain adjustments related to prior period financial statements in relation to current and deferred income tax expense. See Note 1 for further information. During the nine months ended September 30, 2015, Holdings recorded income tax expense of $15.5 million, or a negative 52.2% effective tax rate, on a pre-tax loss from continuing operations of $29.7 million. The effective tax rate differs from the U.S. federal statutory rate principally due to valuation allowances recorded on certain deferred tax assets in the U.S. as well as non-U.S. jurisdictions. The recognition of the valuation allowance was triggered by the sale of Wells.

During the three months ended September 30, 2014, Holdings recorded an income tax benefit of $1.0 million, or a 62.5% effective tax rate, on pre-tax income from continuing operations of $1.6 million. The effective tax rate differs from the U.S. federal statutory rate principally due to state income taxes, non-U.S. tax rate differences and an adjustment from the resolution of transfer price assessments at one of Holdings’ Chinese subsidiaries between the U.S. and China tax authorities, partially offset by the provision of U.S. deferred income tax expense on undistributed earnings of Holdings’ Spanish subsidiary and valuation allowances against certain deferred tax assets. During the nine months ended September 30, 2014, Holdings recorded an income tax benefit of $21.4 million, or a 35.9% effective tax rate, on a pre-tax loss from continuing operations of $59.6 million. The effective tax rate differs from the U.S. federal statutory rate principally due to valuation allowances against certain deferred tax assets, provision of U.S. deferred income tax expense on undistributed earnings of Holdings’ Spanish subsidiary and withholding taxes on a dividend distribution from Holdings’ Spanish subsidiary, partially offset by state income taxes, non-U.S. tax rate differences and an adjustment from the resolution of transfer price assessments at one of Holdings’ Chinese subsidiaries between the U.S. and China tax authorities.

Concentrations of risk

Holdings sells vehicle parts to a wide base of customers primarily in the automotive aftermarket. Holdings has outstanding receivables owed by these customers and to date has experienced no significant collection problems. For the nine months ended September 30, 2015, sales to three customers, General Motors Company (“GM”), Advance Stores Company, Inc. (“Advance”) and AutoZone, Inc. (“AutoZone”), accounted for 18.8%, 12.0%, and 10.0% of total net sales, respectively. For the nine months ended September 30, 2014, sales to two customers, GM and AutoZone, accounted for 18.1% and 16.3%, respectively, of total net sales. No other customer accounted for more than 10% of total net sales for the nine months ended September 30, 2015 and 2014. At September 30, 2015 and December 31, 2014, the receivable balances from GM were $21.3 million and $20.1 million, respectively. At September 30, 2015 and December 31, 2014, the receivable balances from AutoZone were $25.5 million and $49.4 million, respectively. At September 30, 2015 and December 31, 2014, the receivable balances from Advance were $10.9 million and $7.9 million, respectively.

Capital stock

At both September 30, 2015 and December 31, 2014, there were 1,002 ordinary shares of Holdings authorized, issued and outstanding.

NOTE 17 — MISCELLANEOUS, NET

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Costs associated with the sale of receivables	$1.0	$1.0	$3.0	$2.8
Strategic review costs	0.1	0.9	0.1	0.9
Foreign currency exchange gains	(0.2)	—	(0.2)	—

Other expense, net	$0.9	$1.9	$2.9	$3.7

In August 2014, Holdings’ shareholder advised that it would be undertaking a strategic review of its ownership of the business, as part of a broader strategic review of the commonly-owned automotive aftermarkets businesses (which includes businesses operated by Autoparts Holdings). Holdings’ shareholder has advised that the review has been completed and, other than the sale of Wells (see Note 2), Holdings will be retaining ownership of its remaining businesses.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 18 — GUARANTOR AND NON-GUARANTOR FINANCIAL STATEMENTS

Certain of Holdings’ subsidiaries have guaranteed UCI International, LLC’s obligations under the Senior Notes described in Note 9.

The condensed financial information that follows includes condensed financial statements for (a) Holdings, which is the parent of UCI International, LLC and a guarantor of the Senior Notes, (b) UCI International, LLC, which is the issuer of the Senior Notes, (c) certain of the U.S. subsidiaries which guarantee the Senior Notes (the “Guarantor Subsidiaries”), (d) the non-U.S. subsidiaries and certain U.S. subsidiaries which do not guarantee the Senior Notes (the “Non-Guarantor Subsidiaries”), and (e) consolidated Holdings. Also included are consolidating entries, which principally consist of eliminations of investments in consolidated subsidiaries and intercompany balances and transactions.

Separate financial statements of the Guarantor Subsidiaries are not presented because their guarantees are full and unconditional and joint and several.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Balance Sheet

September 30, 2015

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Assets
Current assets
Cash and cash equivalents	$43,988	$—	$75	$7,096	$26,922	$9,895
Intercompany receivables — current	—	(220,438)	5,902	139,415	44,656	30,465
Accounts receivable, net	119,084	—	—	—	103,062	16,022
Related party receivables	8,445	—	—	—	8,445	—
Inventories, net	180,600	—	—	—	149,087	31,513
Deferred tax assets	15,043	—	—	—	13,546	1,497
Other current assets	25,578	—	—	2,346	15,278	7,954

Total current assets	392,738	(220,438)	5,977	148,857	360,996	97,346
Property, plant and equipment, net	124,022	—	—	—	81,982	42,040
Investment in subsidiaries	—	(529,796)	67,810	356,097	105,889	—
Goodwill	218,209	—	—	—	192,387	25,822
Other intangible assets, net	239,836	—	—	—	235,422	4,414
Intercompany receivables non-current	—	(113,825)	102,071	—	11,754	—
Deferred financing costs, net	9,337	—	—	9,337	—	—
Other long-term assets	775	—	—	—	563	212

Total assets	$984,917	$(864,059)	$175,858	$514,291	$988,993	$169,834

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$108,511	$—	$—	$—	$85,656	$22,855
Current maturities of long-term debt	61	—	—	—	59	2
Related party payables	5,516	—	4,860	—	83	573
Intercompany payables — current	—	(220,438)	—	—	193,170	27,268
Product returns liability	27,231	—	—	—	26,676	555
Interest payable	4,414	—	—	4,414	—	—
Accrued expenses and other current liabilities	61,069	—	7,401	(3,221)	48,388	8,501

Total current liabilities	206,802	(220,438)	12,261	1,193	354,032	59,754
Long-term debt, less current maturities	477,055	—	—	476,981	58	16
Pension and other post-retirement liabilities	88,643	—	—	—	88,481	162
Deferred tax liabilities	45,517	—	—	(43,442)	85,873	3,086
Intercompany payables — non-current	—	(113,825)	—	11,749	102,071	5
Long-term related party payables	101	—	—	—	101	—
Other long-term liabilities	3,202	—	—	—	2,280	922
Total shareholder’s equity (deficit)	163,597	(529,796)	163,597	67,810	356,097	105,889

Total liabilities and shareholder’s equity (deficit)	$984,917	$(864,059)	$175,858	$514,291	$988,993	$169,834

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Balance Sheet

December 31, 2014

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Assets
Current assets
Cash and cash equivalents	$41,468	$—	$75	$2,626	$29,242	$9,525
Intercompany receivables — current	—	(255,603)	2,071	179,121	42,638	31,773
Accounts receivable, net	140,762	—	—	—	121,715	19,047
Related party receivables	17,185	—	—	—	17,185	—
Inventories, net	180,517	—	—	—	148,993	31,524
Deferred tax assets	27,009	—	—	1,466	24,011	1,532
Discontinued current assets	133,601	—	—	—	129,591	4,010
Other current assets	19,358	—	4	2,163	10,029	7,162

Total current assets	559,900	(255,603)	2,150	185,376	523,404	104,573
Property, plant and equipment, net	138,404	—	—	—	95,126	43,278
Investment in subsidiaries	—	(856,463)	128,236	624,722	103,505	—
Goodwill	219,125	—	—	—	192,389	26,736
Other intangible assets, net	253,685	—	—	—	248,229	5,456
Intercompany receivables non-current	—	(100,005)	100,000	—	5	—
Deferred financing costs, net	11,578	—	—	11,578	—	—
Discontinued long-term assets	176,051	(7,265)	—	—	178,925	4,391
Other long-term assets	1,380	—	—	—	681	699

Total assets	$1,360,123	$(1,219,336)	$230,386	$821,676	$1,342,264	$185,133

Liabilities and shareholder’s equity
Accounts payable	$111,888	$—	$—	$—	$83,104	$28,784
Current maturities of long-term debt	23,066	—	—	23,000	59	7
Related party payables	2,450	—	1,706	—	—	744
Intercompany payables — current	—	(255,603)	—	3,160	220,727	31,716
Product returns liability	35,736	—	—	—	35,251	485
Interest payable	13,083	—	—	13,083	—	—
Discontinued current liabilities	44,628	—	—	—	44,283	345
Accrued expenses and other current liabilities	39,970	—	2,940	(6,753)	37,096	6,687

Total current liabilities	270,821	(255,603)	4,646	32,490	420,520	68,768
Long-term debt, less current maturities	684,798	—	—	684,679	101	18
Pension and other post-retirement liabilities	90,296	—	—	—	90,207	89
Deferred tax liabilities	55,695	—	—	(23,729)	75,692	3,732
Intercompany payables — non-current	—	(100,005)	—	—	100,000	5
Long-term related party payables	101	—	—	—	101	—
Discontinued long-term liabilities	30,183	(318)	159	159	29,392	791
Other long-term liabilities	2,648	—	—	—	1,688	960
Total shareholder’s equity (deficit)	225,581	(863,410)	225,581	128,077	624,563	110,770

Total liabilities and shareholder’s equity (deficit)	$1,360,123	$(1,219,336)	$230,386	$821,676	$1,342,264	$185,133

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss) (Unaudited)

Three Months Ended September 30, 2015

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Net sales	$188,984	$(34,819)	$—	$—	$173,582	$50,221
Cost of sales	178,320	(34,819)	—	38	167,816	45,285

Gross profit	10,664	—	—	(38)	5,766	4,936
Operating expenses
Selling, general and administrative	(11,708)	—	—	(137)	(9,750)	(1,821)
Amortization of acquired intangible assets	(4,274)	—	—	—	(4,079)	(195)
Restructuring costs, net	(2,272)	—	—	—	(2,272)	—

Operating (loss) income	(7,590)	—	—	(175)	(10,335)	2,920
Other expense
Interest (expense) income, net	(3,711)	—	6,969	(10,692)	—	12
Intercompany interest	—	—	518	5,565	(6,083)	—
Loss on early extinguishment of debt	(1,840)	—	—	(1,840)	—	—
Miscellaneous, net	(943)	—	196	(7)	(1,117)	(15)

(Loss) income before income taxes	(14,084)	—	7,683	(7,149)	(17,535)	2,917
Income tax expense	(3,402)	—	(2,152)	385	195	(1,830)

(Loss) income before equity in earnings of subsidiaries from continuing operations	(17,486)	—	5,531	(6,764)	(17,340)	1,087
Equity (deficit) in earnings of subsidiaries from continuing operations	—	38,183	(23,017)	(16,253)	1,087	—
Income (loss) from discontinued operations, net of tax	18,192	(18,297)	18,192	(22)	18,319	—

Net income (loss)	$706	$19,886	$706	$(23,039)	$2,066	$1,087

Comprehensive (loss) income	$(3,057)	$22,540	$(10,670)	$(20,273)	$4,832	$514

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss) (Unaudited)

Three Months Ended September 30, 2014

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Net sales	$200,053	$(38,702)	$—	$—	$187,318	$51,437
Cost of sales	176,021	(38,702)	—	76	170,152	44,495

Gross profit	24,032	—	—	(76)	17,166	6,942
Operating expenses
Selling, general and administrative	(12,102)	—	57	(232)	(9,885)	(2,042)
Amortization of acquired intangible assets	(4,078)	—	—	—	(3,845)	(233)
Restructuring costs, net	(5,823)	—	—	—	(5,801)	(22)
Trademark impairment loss	—	—	—	—	—	—

Operating (loss) income	2,029	—	57	(308)	(2,365)	4,645
Other expense
Interest (expense) income, net	1,487	—	11,799	(13,879)	3,557	10
Intercompany interest	—	—	518	5,548	(6,022)	(44)
Miscellaneous, net	(1,937)	—	(916)	—	(987)	(34)

Income (loss) before income taxes	1,579	—	11,458	(8,639)	(5,817)	4,577
Income tax (expense) benefit	1,026	—	(1,928)	3,325	1,398	(1,769)

Income (loss) before equity in earnings of subsidiaries from continuing operations	2,605	—	9,530	(5,314)	(4,419)	2,808
(Loss) income before equity in earnings of subsidiaries from continuing operations	—	5,728	(6,925)	(1,611)	2,808	—
Income (loss) from discontinued operations, net of tax	36	55	36	36	36	(127)

Net income (loss)	$2,641	$5,783	$2,641	$(6,889)	$(1,575)	$2,681

Comprehensive (loss) income	$(11,613)	$53,619	$(51,618)	$(9,489)	$(4,175)	$50

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss) (Unaudited)

Nine Months Ended September 30, 2015

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Net sales	$591,824	$(108,705)	$—	$—	$549,077	$151,452
Cost of sales	545,983	(108,705)	—	34	522,962	131,692

Gross profit	45,841	—	—	(34)	26,115	19,760
Operating expenses
Selling, general and administrative	(39,074)	—	—	(561)	(32,649)	(5,864)
Amortization of acquired intangible assets	(12,365)	—	—	—	(11,770)	(595)
Restructuring costs, net	(9,012)	—	—	—	(9,012)	—

Operating (loss) income	(14,610)	—	—	(595)	(27,316)	13,301
Other expense
Interest (expense) income, net	(10,380)	—	21,465	(31,875)	—	30
Intercompany interest	—	—	1,544	16,702	(18,246)	—
Loss on early extinguishment of debt	(1,840)	—	—	(1,840)	—	—
Miscellaneous, net	(2,874)	—	243	(7)	(3,062)	(48)

(Loss) income before income taxes	(29,704)	—	23,252	(17,615)	(48,624)	13,283
Income tax expense	(15,534)	—	(6,513)	(622)	(3,220)	(5,179)

(Loss) income before equity in earnings of subsidiaries from continuing operations	(45,238)	—	16,739	(18,237)	(51,844)	8,104
Equity (deficit) in earnings of subsidiaries from continuing operations	—	89,779	(61,977)	(35,906)	8,104	—
Income (loss) from discontinued operations, net of tax	2,618	(773)	2,618	(7,902)	8,923	(248)

Net (loss) income	$(42,620)	$89,006	$(42,620)	$(62,045)	$(34,817)	$7,856

Comprehensive (loss) income	$(61,984)	$127,086	$(98,055)	$(61,342)	$(34,114)	$4,441

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss) (Unaudited)

Nine Months Ended September 30, 2014

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Net sales	$598,621	$(121,691)	$—	$—	$557,626	$162,686
Cost of sales	524,003	(121,691)	—	50	508,085	137,559

Gross profit	74,618	—	—	(50)	49,541	25,127
Operating expenses
Selling, general and administrative	(40,829)	—	—	(502)	(34,425)	(5,902)
Amortization of acquired intangible assets	(12,246)	—	—	—	(11,536)	(710)
Restructuring costs, net	(14,200)	—	—	—	(13,935)	(265)
Trademark impairment loss	(38,000)	—	—	—	(38,000)	—

Operating (loss) income	(30,657)	—	—	(552)	(48,355)	18,250
Other expense
Interest (expense) income, net	(25,212)	—	5,439	(41,366)	10,663	52
Intercompany interest	—	—	1,514	16,685	(18,031)	(168)
Miscellaneous, net	(3,744)	—	(915)	—	(2,869)	40

(Loss) income from continuing operations before income taxes	(59,613)	—	6,038	(25,233)	(58,592)	18,174
Income tax benefit (expense)	21,393	—	(1,951)	9,510	19,358	(5,524)

(Loss) income before equity in earnings of subsidiaries from continuing operations	(38,220)	—	4,087	(15,723)	(39,234)	12,650
Equity (deficit) in earnings of subsidiaries from continuing operations	—	56,241	(42,307)	(26,584)	12,650	—
Income (loss) from discontinued operations, net of tax	2,719	(5,296)	2,719	2,719	2,719	(142)

Net (loss) income	$(35,501)	$50,945	$(35,501)	$(39,588)	$(23,865)	$12,508

Comprehensive (loss) income	$(43,529)	$76,717	$(60,997)	$(42,325)	$(26,602)	$9,678

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

Nine Months Ended September 30, 2015

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Net cash provided by (used in) operating activities	$(1,060)	$—	$—	$(8,976)	$1,897	$6,019

Cash flows from investing activities:
Capital expenditures	(14,457)	—	—	—	(11,410)	(3,047)
Proceeds from sale of Wells, net of cash sold	248,377	—	—	—	248,377	—
Proceeds from sale of property, plant and equipment	293	—	—	—	293	—

Net cash provided by (used in) investing activities	234,213	—	—	—	237,260	(3,047)

Cash flows from financing actvities:
Revolver borrowings	10,000	—	—	10,000	—	—
Revolver repayments	(30,000)	—	—	(30,000)	—	—
Payment of deferred financing costs	(2,032)	—	—	(2,032)	—	—
Term loan repayments	(288,000)	—	—	(288,000)	—	—
ABL borrowings	76,981	—	—	76,981	—	—
Other debt repayments	(51)	—	—	—	(51)	—
Intercompany dividends received (paid)	—	—	—	—	2,368	(2,368)
Change in intercompany indebtedness	—	—	—	246,497	(246,497)	—

Net cash provided by (used in) financing activities	(233,102)	—	—	13,446	(244,180)	(2,368)
Effect of exchange rate changes on cash	(531)	—	—	—	—	(531)

Net increase (decrease) in cash and cash equivalents	(480)	—	—	4,470	(5,023)	73
Cash and cash equivalents at beginning of period	44,468	—	75	2,626	31,945	9,822

Cash and cash equivalents at end of period	$43,988	$—	$75	$7,096	$26,922	$9,895

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows (Unaudited)

Nine Months Ended September 30, 2014

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Net cash (used in) provided by operating activities	$(36,382)	$—	$14	$(8,150)	$(37,679)	$9,433

Cash flows from investing activities:
Capital expenditures	(27,059)	—	—	—	(22,162)	(4,897)
Proceeds from sale of property, plant and equipment	1,494	—	—	—	1,004	490

Net cash used in investing activities	(25,565)	—	—	—	(21,158)	(4,407)
Cash flows from financing activities:
Revolver borrowings	20,000	—	—	20,000	—	—
Debt repayments	(2,303)	—	—	(2,250)	(44)	(9)
Intercompany dividends received (paid)	—	—	—	—	9,446	(9,446)

Net cash provided by (used in) financing activities	17,697	—	—	17,750	9,402	(9,455)
Effect of exchange rate changes on cash	(550)	—	—	—	—	(550)

Net (decrease) increase in cash and cash equivalents	(44,800)	—	14	9,600	(49,435)	(4,979)
Cash and cash equivalents at beginning of period	76,619	—	1	3,026	57,407	16,185

Cash and cash equivalents at end of period	$31,819	$—	$15	$12,626	$7,972	$11,206